UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

Issuer Tender Offer Statement Pursuant to Section 13(e)(1)

of the Securities Exchange Act of 1934

AGRIUM INC.

(Exact name of Issuer as specified in its Charter)

Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Agrium Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares without par value

(Title of Class of Securities)

008916108

(CUSIP Number of Class of Securities)

Eric B. Miller

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(403) 225-7000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with copies to:

Patrick C. Finnerty Ross A. Bentley Blake, Cassels & Graydon LLP 3500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta Canada T2P 4J8 (403) 260-9600	Edwin S. Maynard Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

September 12, 2012

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
US$916,030,535(1)	US$104,978(1)

(1)            The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$900 million and based on an exchange rate of US$1.00 to Cdn$0.9825, the noon buying rate as reported by the Bank of Canada on September 6, 2012.

[    ]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated September 12, 2012
Document 2: Letter of Transmittal
Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you are urged to consult your broker, dealer, bank manager, lawyer, accountant or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to Shareholders in any jurisdiction in which the making thereof would not be in compliance with the laws of that jurisdiction. However, Agrium may, in its sole discretion take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend this Offer to Shareholders in such jurisdiction.

OFFER TO PURCHASE FOR NOT MORE THAN CDN$900,000,000 IN CASH

UP TO 9,473,684 OF ITS COMMON SHARES AT A PURCHASE PRICE OF

NOT LESS THAN CDN$95.00 AND NOT MORE THAN CDN$107.00 PER COMMON SHARE

Agrium Inc. (“Agrium”, the “Corporation”, “we” or “us”) invites its shareholders (the “Shareholders”) to tender, for purchase and cancellation by the Corporation, common shares of the Corporation (the “Shares”) pursuant to (i) auction tenders in which the tendering Shareholders specify a price of not less than Cdn$95.00 per Share and not more than Cdn$107.00 per Share in increments of Cdn$0.25 per Share (“Auction Tenders”), or (ii) purchase price tenders in which the tendering Shareholders do not specify a price per Share, but rather agree to have Shares purchased at the Purchase Price (as defined below) that is determined as provided herein (“Purchase Price Tenders”). The invitation and all tenders of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal and Notice of Guaranteed Delivery (which together constitute the “Offer”).

The Offer will commence on the date set forth below and expire at 5:00 p.m. (Eastern time) on October 19, 2012, unless withdrawn, extended or varied by Agrium (such time on such date, the “Expiration Date”). The Offer is not conditional upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions and Agrium reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Shares tendered under the Offer if certain events occur. See “Offer to Purchase – Conditions of the Offer”.

Promptly following the Expiration Date, the Corporation will determine a single price per Share (the “Purchase Price”), which will not be less than Cdn$95.00 per Share and not more than Cdn$107.00 per Share, that is the lowest price that enables it to purchase the maximum number of Shares properly tendered and not withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding Cdn$900,000,000. If the Purchase Price is determined to be Cdn$95.00 (which is the minimum Purchase Price under the Offer), the maximum number of Shares that may be purchased by the Corporation is 9,473,684 Shares. If the Purchase Price is determined to be Cdn$107.00 (which is the maximum Purchase Price under the Offer), the maximum number of Shares that may be purchased by the Corporation is 8,411,214 Shares. For the purpose of determining the Purchase Price, Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at Cdn$95.00 per Share (which is the minimum Purchase Price under the Offer). Shares tendered by a Shareholder pursuant to an Auction Tender will not be purchased by the Corporation pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price. A Shareholder who wishes to tender Shares, but who does not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Shareholders who tender Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The Dealer Managers for the Offer are:

In Canada:	In the United States:

Morgan Stanley Canada Limited	Morgan Stanley & Co. LLC

September 12, 2012	(continued on following page)

(continued from cover)

Each Shareholder who has properly tendered Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not properly withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.

The Offer is made by a Canadian issuer for its own securities, and while this Offer to Purchase is subject to disclosure requirements under the laws of the provinces of Canada, Shareholders should be aware that these requirements are different from those under the laws of the United States. The financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is incorporated under the laws of Canada and a majority of its officers and directors are residents of countries other than the United States.

Shareholders should be aware that the Corporation or its affiliates, directly or indirectly, may bid for or make purchases of the Shares, or of its related securities, during the period of the Offer, as permitted by applicable Canadian federal and provincial laws or regulations and United States federal securities laws.

If the aggregate Purchase Price for the Shares properly tendered and not withdrawn pursuant to the Offer by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Tendered Shares”) by Shareholders (the “Successful Shareholders”) exceeds Cdn$900,000,000, then the Successfully Tendered Shares will be purchased on a pro rata basis according to the number of Shares tendered (or deemed to be tendered) by the Successful Shareholders (with adjustments to avoid the purchase of fractional Shares), except that “Odd Lot” tenders (as described herein) will not be subject to pro-ration. See “Offer to Purchase – Number of Shares and Pro-Ration”.

The Purchase Price (and applicable withholding taxes, if any) and the amount payable to tendering Shareholders will be denominated in Canadian dollars. Agrium will pay for Shares tendered in Canadian dollars. See “Offer to Purchase – Taking Up and Payment for Tendered Shares”.

Certificates for all Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration), or properly withdrawn before the Expiration Date, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder.

As of September 7, 2012, there were 158,037,750 Shares issued and outstanding and, accordingly, the Offer is for approximately 6.0% of the total number of issued and outstanding Shares if the Purchase Price is determined to be Cdn$95.00 (being the minimum Purchase Price under the Offer), and for approximately 5.3% if the Purchase Price is determined to be Cdn$107.00 (being the maximum Purchase Price under the Offer).

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and quoted on the New York Stock Exchange (the “NYSE”) under the symbol ‘AGU’. On August 1, 2012, the last full trading day prior to the date of the announcement of the approval by the board of directors of Agrium (the “Board of Directors”) for Agrium to conduct the Offer, the closing price of the Shares on the TSX was Cdn$94.70 per Share and on the NYSE was US$94.15 per Share. On September 7, 2012, the last trading day before the terms of the Offer were announced, the closing price on the TSX was Cdn$99.69 per Share and on the NYSE was US$101.96 per Share. Shareholders are urged to obtain current market quotations for the Shares.

Agrium’s Board of Directors has approved the Offer. However, none of Agrium, its Board of Directors, Morgan Stanley & Co. LLC or Morgan Stanley Canada Limited, the dealer managers for the Offer (the “Dealer Managers”), or Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the

Administration Agent for CIBC Mellon Trust Company), the depositary for the Offer (the “Depositary”), makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares under the Offer or as to the purchase price or purchase prices at which Shareholders may tender Shares under the Offer. Shareholders must make their own decisions as to whether to tender Shares under the Offer, and, if so, how many Shares to tender and the price or prices at which to tender. The Corporation’s directors and officers have advised the Corporation that they do not intend to tender Shares under the Offer.

Shareholders should carefully consider the income tax consequences of tendering Shares under the Offer. For some Shareholders, the tax treatment of selling Shares to the Corporation under the Offer may be materially different from the tax treatment of selling Shares in the market. See “Issuer Bid Circular – Income Tax Consequences”.

Shareholders wishing to tender all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See “Offer to Purchase – Procedure for Tendering Shares”.

The Offer expires at 5:00 p.m. (Eastern time) on October 19, 2012 unless extended, varied or withdrawn.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION OR THE BOARD OF DIRECTORS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE BOARD OF DIRECTORS, THE DEALER MANAGERS OR THE DEPOSITARY.

Any questions or requests for information regarding the Offer should be directed to the Depositary or the Dealer Managers at the addresses, telephone and facsimile numbers of the Depositary and the Dealer Managers set forth on the last page of this Offer to Purchase and Circular.

INFORMATION FOR UNITED STATES SHAREHOLDERS

United States Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See “Issuer Bid Circular – Income Tax Consequences”.

The Corporation has filed with the U.S. Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer, pursuant to Section 13(e)(1) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-4(g) promulgated thereunder. See “Issuer Bid Circular – Agrium Inc. – Additional Information”.

Neither the SEC nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

FORWARD-LOOKING INFORMATION

This Offer to Purchase and Circular contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws (collectively referred to herein as “forward-looking information”). Words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “estimate”, “continue”, or the negative or comparable terminology are intended to identify forward-looking information. Forward-looking information is information other than historical information or information of current condition, that includes, but is not limited to, information respecting: the number of Shares that the Corporation may purchase in the Offer; the price range and the date on which the Corporation will announce the final results of the Offer or pay for tendered Shares; the Corporation’s belief that the purchase of Shares under the Offer represents an attractive investment and an equitable and efficient means to distribute excess cash to Shareholders, while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not elect to tender; the Corporation’s expectation that it will fund any purchases of Shares pursuant to the Offer from available cash on hand and from cash drawn on existing credit facilities, including the Corporation’s expectation that amounts drawn from credit facilities to fund the purchases of Shares under the Offer will be repaid from a portion of the funds received by Agrium from Glencore (as defined herein) as a result of the disposition of the Nitrogen Facility Interest (as defined herein); the Corporation’s expectation respecting the completion of the Viterra Acquisition (as defined herein); the Corporation continuing to have sufficient financial resources and working capital and the Offer not being expected to preclude the Corporation from pursuing its foreseeable business opportunities for the future growth of the Corporation’s business; the market for the Shares of the Corporation not being materially less liquid than the market that exists at the time of the making of the Offer; future purchases of additional Shares of the Corporation following expiry of the Offer; and the prospect that the Corporation may from time to time in the future consider various acquisition or divestiture opportunities.

In addition, any information that refers to expectations, projections or other characterizations of future events, conditions or circumstances is considered forward-looking information. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those in forward-looking information due to various factors. All of the forward-looking information contained herein is qualified by the assumptions that are stated or inherent in such forward-looking information, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking information and the reader should not place an undue reliance on these assumptions and such forward-looking information. The key assumptions that have been made in connection with the forward-looking information include: that Agrium will continue to conduct its operations in a manner consistent with past operations; the general continuance of current or, where applicable, assumed operational, regulatory and industry conditions; and Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the Viterra Acquisition.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking information, include, but are not limited to: general economic, market and business conditions; weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the expected combination benefits and costs savings from recent transactions not being fully realized or not being realized within the expected time frame; disruptions from the transactions making it more difficult to maintain relationships with customers, employees and suppliers; recent or proposed business acquisitions not being integrated successfully or such integration being more difficult, time-consuming or costly than expected; delays or difficulties with the planned increase in potash production capabilities or expansion of the North American and Egyptian nitrogen facilities; the supply, demand and price levels for Agrium’s major products; gas prices and gas availability; operating rates and production costs; domestic fertilizer consumption; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts; changes in development plans; construction progress; political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; Agrium being unable to complete the Offer on the timelines anticipated or at all; the completion of the Offer by Agrium not having the impact currently anticipated; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the SEC. Furthermore, there are risks associated with the Viterra Acquisition and the pending sale of the Nitrogen Facility Interest, including: completion of the Viterra Acquisition and the subsequent acquisition and further divestiture of the assets proposed to be purchased by Agrium, as well as the timing thereof; the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and, including in the case of the Nitrogen Facility Interest sold by Glencore; the satisfaction of other conditions precedent to such closings; potential liabilities associated with the Viterra assets proposed to be assumed by Agrium, which may not be known to Agrium at this time due, in part, to the fact that Agrium did not have access to Viterra’s (as defined herein) non-public information prior to entering into the agreement to purchase the Viterra assets; and the amount of the final purchase price for the purchased assets. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond Agrium’s control. Other risk factors that may affect Agrium’s future performance and operations are detailed in Agrium’s annual information form for the year ended December 31, 2011, and its other filings with the Canadian securities regulators and the SEC. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those indicated in any forward-looking information.

Management of Agrium believes that the expectations reflected in the forward-looking information are reasonable based on information currently available to them, but cannot assure readers that the expectations will prove to have been correct. Accordingly, readers should not place undue reliance on such forward-looking information. These statements speak only as of the date of this document. Except as provided by applicable Canadian and United States laws and regulations, Agrium undertakes no obligation to revise or update any forward-looking information to reflect events or circumstances that occur after the date of this document.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Shares and not made for any options to acquire Shares (“Options”). Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, fully exercise such Options in order to tender the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise must occur sufficiently in advance of the Expiration Date to assure holders of Options that they will have sufficient time to comply with the procedures for tendering Shares in the Offer. An exercise of an Option cannot be revoked even if the Shares received upon exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

Holders of such securities that exercise or convert such Options and then tender the Shares received on such exercise or conversion, as applicable, pursuant to the Offer could suffer adverse tax consequences. The tax consequences of such an exercise are not described under “Issuer Bid Circular – Income Tax Consequences”. Holders of Options are urged to seek tax advice from their own tax advisors in this regard.

CURRENCY AND EXCHANGE RATE

All dollar references in this Offer to Purchase and the Circular are in Canadian dollars (Cdn$), except where otherwise indicated. See “Issuer Bid Circular – Agrium Inc. – Presentation of Financial Information”.

The following table sets forth, for each period indicated, the high and low noon exchange rates for one Canadian dollar expressed in United States dollars (US$), the average of such exchange rates during such periods, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange:

		Year ended December 31
	Six Months Ended June 30, 2012	2011	2010	2009
High	1.0197	1.0583	1.0054	0.9716
Low	0.9599	0.9430	0.9278	0.7692
Average	0.9943	1.0111	0.9709	0.8757
Period end	0.9813	0.9833	1.0054	0.9555

On September 7, 2012, the exchange rate for one Canadian dollar expressed in US$ was 1.0227 based upon the Bank of Canada noon spot rate of exchange.

ADDITIONAL INFORMATION

In addition to the requirements of applicable securities laws in the provinces of Canada, Agrium is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports with and furnishes other information to the SEC relating to its business, financial condition and other matters. Agrium has filed an Issuer Tender Offer Statement on Schedule 13E-4F with the SEC with respect to the Offer. Such Issuer

v

Tender Offer Statement and the periodic reports filed and other information furnished by Agrium may be inspected and copied at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the Internet site is www.sec.gov.

The Corporation has not authorized any person to make any recommendation on its behalf as to whether a Shareholder should tender or refrain from tendering its Shares to the Offer or as to the price or prices at which any Shareholder may choose to tender its Shares under the Offer. Shareholders should rely only on the information contained in this document. The Corporation has not authorized anyone to provide Shareholders with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase, the Circular or in the related Letter of Transmittal or Notice of Guaranteed Delivery. If anyone makes any recommendation or gives any information or representation, Shareholders must not rely upon that recommendation, information or representation as having been authorized by the Corporation, its Board of Directors, the Dealer Managers or the Depositary.

SUMMARY

This summary is solely for the convenience of Shareholders and is qualified in its entirety by references to the full text and more specific details of the Offer and accompanying Circular. We urge you to read the entire Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery carefully and in their entirety as they contain a complete discussion of the Offer.

Who is offering to purchase my Shares?	Agrium Inc., which we refer to as “we”, “us”, “Agrium” or the “Corporation”.

Why is Agrium making the Offer?

We continuously consider ways to enhance Shareholder value. Upon completion of the sale of the Nitrogen Facility Interest we will have additional cash available to return to Shareholders and we believe that the purchase of Shares under the Offer represents an attractive investment and an equitable and efficient means to distribute an aggregate of up to Cdn$900,000,000 in cash to Shareholders who elect to tender, while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not elect to tender, and the Offer is in the best interests of the Corporation and its Shareholders. See “Issuer Bid Circular – Purpose and Effect of the Offer”.

What will the Purchase Price for the Shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a “modified Dutch auction”. This procedure allows Shareholders to select the price within a price range specified by Agrium at which Shareholders are willing to sell their Shares. The price range for the Offer is Cdn$95.00 to Cdn$107.00 per Share. We will select the lowest Purchase Price that will allow us to purchase the maximum number of Shares properly tendered and not withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding Cdn$900,000,000. We will purchase all Shares purchased under the Offer at the same Purchase Price, even if some of the Shares are tendered below the Purchase Price, but we will not purchase any Shares above the Purchase Price. We will determine the Purchase Price for the tendered Shares promptly after the Offer expires. If a Shareholder’s Shares are purchased under the Offer, that Shareholder will be paid the Purchase Price (subject to applicable withholding taxes, if any) in cash, without interest, promptly following the expiration of the Offer. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment. See “Offer to Purchase – Purchase Price”.

How many Shares will Agrium purchase in the Offer?

We are offering to purchase Shares that have an aggregate Purchase Price not exceeding Cdn$900,000,000. At the maximum Purchase Price of Cdn$107.00 per Share, we could purchase 8,411,214 Shares. At the minimum Purchase Price of Cdn$95.00 per Share, we could purchase 9,473,684 Shares. Since we will be unable to determine the Purchase Price until after the Expiration Date, we will not determine the exact number of Shares that we will purchase until after the Expiration Date. See “Offer to Purchase – Number of Shares and Pro-Ration”.

What will happen if Shares with an aggregate purchase price of more than Cdn$900,000,000 are tendered in the Offer?

If the aggregate Purchase Price for the Shares properly tendered and not withdrawn pursuant to the Offer by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price exceeds Cdn$900,000,000, then we will purchase the Successfully Tendered Shares on a pro rata basis according to the number of Shares tendered (or deemed to be tendered) by the Successful Shareholders (with adjustments to avoid the purchase of fractional Shares), except that “Odd Lot” tenders will not be subject to pro-ration. See “Offer to Purchase – Number of Shares and Pro-Ration”.

What do I do if I own an “Odd Lot” of Shares?

If you beneficially own fewer than 100 Shares as of the Expiration Date and you tender all such Shares, we will accept for purchase, without pro-ration but otherwise subject to the terms and conditions of the Offer, all of your Shares deposited pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender. You should check the appropriate place in Box D – “Odd Lots” in the Letter of Transmittal. See “Offer to Purchase – Number of Shares and Pro-Ration”.

How can I maximize the chance that my Shares will be purchased?

If you wish to maximize the chance that your Shares will be purchased, you should tender them by “Purchase Price Tender”, indicating that you will accept the Purchase Price that we select. You should understand that this election will have the same effect as if you have selected the minimum Purchase Price of Cdn$95.00 per Share.

How will Agrium pay for the Shares?

We intend to fund any purchases of Shares pursuant to the Offer from available cash on hand and from cash drawn on existing credit facilities. Agrium expects that any amount drawn from credit facilities to fund the purchase of Shares under the Offer will be repaid from a portion of the funds received by Agrium from Glencore as a result of the disposition of the Nitrogen Facility Interest by Glencore to CF (as defined herein) rather than Agrium, as originally contemplated in the Viterra Acquisition, provided such transaction is completed. The Offer is not conditional upon the receipt of financing or completion of the transaction described above. See “Issuer Bid Circular – Source of Funds”.

How long do I have to tender my Shares?

You may tender your Shares until the Offer expires. The Offer will expire on October 19, 2012 at 5:00 p.m. (Eastern time), unless we extend it. We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See “Offer to Purchase – Extension and Variation of the Offer”. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that it has an earlier deadline, for administrative reasons, for you to act to instruct them to tender Shares on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to confirm any earlier deadline. See “Offer to Purchase – The Offer” and “Offer to Purchase – Extension and Variation of the Offer”.

Are there any conditions to the Offer?

Yes. The Offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the Offer and changes in general market conditions that, in our judgment, are or may be materially adverse to us. See “Offer to Purchase – Conditions of the Offer”.

How do I tender my Shares?

To tender Shares pursuant to the Offer, you must (i) deliver by the Expiration Date the certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (with signatures that are guaranteed if so required in accordance with the Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary, at one of the addresses listed in the Letter of Transmittal, (ii) follow the guaranteed delivery procedure described under “Offer to Purchase – Procedure for Tendering Shares”, or (iii) transfer all tendered Shares pursuant to the procedures for book-entry transfer described under “Offer to Purchase – Procedure for Tendering Shares”, prior to 5:00 p.m. (Eastern time) on the Expiration Date. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. You may also contact the Depositary or the Dealer Managers for assistance. See “Offer to Purchase – Procedure for Tendering Shares” and the instructions to the related Letter of Transmittal.

Can I tender part of my Shares at different prices?

Yes. You can elect to tender your Shares in separate lots at a different price and/or different type of tender for each lot. However, you cannot tender the same Shares at different prices. If you tender some Shares at one price and other Shares at another price, you must use a separate Letter of Transmittal for each tender. See “Offer to Purchase – Procedure for Tendering Shares”.

What will happen if I do not tender my Shares?

Upon the completion of the Offer, non-tendering Shareholders will realize a proportionate increase in their relative ownership interest in Agrium and thus in its future profits or losses and assets, subject to Agrium’s right to issue additional Shares and other equity securities in the future. The amount of Agrium’s future cash assets will be reduced and/or its liabilities increased by the amount paid and expenses incurred in connection with the Offer. See “Issuer Bid Circular – Purpose and Effect of the Offer”.

Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any Shares you have tendered (i) at any time prior to the Expiration Date, (ii) at any time if we have not taken up the Shares before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, (iii) if we have not paid for the Shares within three business days of being taken up, or (iv) at any time before the expiration of 10 days from the date that a notice of change or notice of variation (other than a variation that (A) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (B) consists solely of the waiver of a condition of the Offer) has been given in accordance with the Offer to Purchase. See “Offer to Purchase – Withdrawal Rights”.

How do I withdraw Shares I previously tendered?

You must deliver, on a timely basis, a written or printed notice of your withdrawal to the Depositary at the address appearing on the back cover page of this document. A notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of the withdrawn Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer. See “Offer to Purchase – Withdrawal Rights”.

Can the Offer be withdrawn, extended or varied?

Yes. We may extend or vary the Offer in our sole discretion. See “Offer to Purchase – Extension and Variation of the Offer”. We may also terminate the Offer under certain circumstances. See “Offer to Purchase – Conditions of the Offer”.

How will I be notified if Agrium extends the Offer?

We will issue a press release by 9:00 a.m. (Eastern time) on the business day after the previously scheduled Expiration Date if we decide to extend the Offer. See “Offer to Purchase – Extension and Variation of the Offer”.

Has Agrium or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer. However, none of Agrium, its Board of Directors, the Dealer Managers or the Depositary makes any recommendation to you or to any other Shareholders as to whether to tender or refrain from tendering Shares under the Offer or as to the purchase price or purchase prices at which you or any other Shareholders may tender Shares under the Offer. You must make your own decisions as to whether to tender Shares under the Offer, and, if so, how many Shares to tender and the price or prices at which to tender. Our directors and officers have advised us that they do not intend to tender Shares pursuant to the Offer.

Following the Offer, will Agrium continue as a public corporation?

Yes. We do not believe that our purchase of Shares through the Offer will cause our remaining Shares to be de-listed from the NYSE or the TSX or cause us to be eligible for deregistration under the Exchange Act. See “Issuer Bid Circular – Purpose and Effect of the Offer”.

What impact will the Offer have on the liquidity of the market for the Shares?

Our Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Board of Directors has, on a voluntary basis, obtained a liquidity opinion from Morgan Stanley Canada Limited to the effect that, based on and subject to the assumptions and limitations stated in its liquidity opinion, there is a liquid market for the Shares as of September 12, 2012 and that it is reasonable for the Board of Directors to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of Morgan Stanley Canada Limited is attached hereto as Schedule A. See “Issuer Bid Circular – Purpose and Effect of the Offer – Liquidity of Market”.

When will Agrium pay for the Shares I tender?

We will pay the Purchase Price (less applicable withholding taxes, if any) to Shareholders in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer. In the event of pro-ration, we do not expect to be able to commence payment for Shares until at least three business days after the Expiration Date. See “Offer to Purchase – Taking Up and Payment for Tendered Shares”.

In what currency will Agrium pay for the Shares I tender?

The Purchase Price (and applicable withholding taxes, if any) and the amount payable to tendering Shareholders will be denominated in Canadian dollars and Agrium will pay for Shares you tender in Canadian dollars. See “Offer to Purchase – Taking Up and Payment for Tendered Shares”.

Will I have to pay brokerage commissions if I tender my Shares?

If you are a registered Shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable. See “Offer to Purchase – Taking Up and Payment for Tendered Shares”.

How do holders of vested but unexercised Options participate in the Offer?

The Offer is made only for Shares and not made for any Options. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, duly exercise such Options in order to tender the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise must occur sufficiently in advance of the Expiration Date to assure holders of Options that they will have sufficient time to comply with the procedures for tendering Shares in the Offer. An exercise of an Option cannot be revoked even if the Shares received upon exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. Holders of such Options that exercise such Options and then tender the Shares received on such exercise pursuant to the Offer could suffer adverse tax consequences. The tax consequences of such an exercise are not described under “Issuer Bid Circular – Income Tax Consequences”. Holders of Options are urged to seek tax advice from their own tax advisors in this regard.

What are the income tax consequences if I tender my Shares?

You should carefully consider the income tax consequences of tendering Shares pursuant to the Offer, as these consequences may be different than selling Shares through the facilities of the TSX or NYSE for a particular Shareholder. We also urge you to seek advice from your own tax advisors as to the specific tax consequences you may incur as a result of our purchase of your Shares under the Offer. See “Issuer Bid Circular – Income Tax Consequences”.

Who can I talk to if I have questions?

The Depositary or the Dealer Managers can help answer your questions. The Depositary is Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company), and the Dealer Managers are, in Canada, Morgan Stanley Canada Limited and, in the United States, Morgan Stanley & Co. LLC. Contact information for the Depositary and the Dealer Managers is set forth on the back cover of this document.

How do I get my Shares back if I have deposited them to the Offer but they are not taken up?

Certificates for all Shares validly deposited but not taken up, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not taken up due to pro-ration or improper tenders or Shares not taken up due to the termination of the Offer, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION OR THE BOARD OF DIRECTORS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE BOARD OF DIRECTORS, THE DEALER MANAGERS OR THE DEPOSITARY.

OFFER TO PURCHASE

To the Holders of Common Shares of Agrium Inc.

1.	The Offer

Agrium invites Shareholders to tender, for purchase and cancellation by the Corporation, Shares pursuant to (i) Auction Tenders in which the tendering Shareholders specify a price of not less than Cdn$95.00 per Share and not more than Cdn$107.00 per Share in increments of Cdn$0.25 per Share, or (ii) Purchase Price Tenders, in either case on the terms and subject to the conditions set forth in this Offer to Purchase, the Circular and the related Letter of Transmittal and the Notice of Guaranteed Delivery.

The Offer will commence on September 12, 2012 and expire at 5:00 p.m. (Eastern time) on October 19, 2012, unless withdrawn, extended or varied by Agrium. The Offer is not conditional upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions and Agrium reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Shares tendered under the Offer if certain events occur. See “Offer to Purchase – Conditions of the Offer”.

Each Shareholder who has properly tendered Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not properly withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.

Agrium will return all Shares not purchased under the Offer, including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration, promptly after the Expiration Date.

The Offer is made only for Shares and is not made for any Options to acquire Shares. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, duly exercise such Options in order to tender the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise must occur sufficiently in advance of the Expiration Date to assure holders of Options that they will have sufficient time to comply with the procedures for tendering Shares in the Offer as described under “Offer to Purchase – Procedure for Tendering Shares”. An exercise of an Option cannot be revoked even if the Shares received upon exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. Holders of Options that exercise such Options and then tender the Shares received on such exercise pursuant to the Offer could suffer adverse tax consequences. The tax consequences of such an exercise are not described under “Issuer Bid Circular – Income Tax Consequences”. Holders of Options are urged to seek tax advice from their own tax advisors in this regard.

Agrium’s Board of Directors has approved the Offer. However, none of Agrium, its Board of Directors, the Dealer Managers, or the Depositary, makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares under the Offer or as to the purchase price or purchase prices at which Shareholders may tender Shares under the Offer. Shareholders must make their own decisions as to whether to tender Shares under the Offer, and, if so, how many Shares to tender and the price or prices at which to tender. The Corporation’s directors and officers have advised the Corporation that they do not intend to tender Shares pursuant to the Offer.

Shareholders should carefully consider the income tax consequences of tendering Shares under the Offer. For some Shareholders, the tax treatment of tendering Shares to the Offer may be materially different from the tax treatment of selling Shares in the market. See “Issuer Bid Circular – Income Tax Consequences”.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important information and should be read carefully and in their entirety before making a decision with respect to the Offer.

2.	Purchase Price

Promptly following the Expiration Date, the Corporation will determine a single Purchase Price per Share, which will not be less than Cdn$95.00 per Share and not more than Cdn$107.00 per Share, that is the lowest price that enables it to purchase the maximum number of Shares properly tendered and not withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding Cdn$900,000,000. For the purpose of determining the Purchase

Price, Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at Cdn$95.00 per Share (which is the minimum Purchase Price under the Offer).

Upon determination of the Purchase Price, the Corporation will publicly announce the Purchase Price for the Shares, and upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described herein), all Shareholders who have properly tendered and not withdrawn their Shares either pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to a tendering Shareholder will be made in Canadian dollars. See “Offer to Purchase – Taking Up and Payment for Tendered Shares”.

3.	Number of Shares and Pro-Ration

As of September 7, 2012, there were 158,037,750 Shares issued and outstanding and, accordingly, the Offer is for a maximum of approximately 6.0% of the total number of issued and outstanding Shares if the Purchase Price is determined to be Cdn$95.00 (being the minimum Purchase Price under the Offer). If the Purchase Price is determined to be Cdn$107.00 (which is the maximum Purchase Price under the Offer), the Offer is for a maximum of approximately 5.3% of the total number of issued and outstanding Shares.

If the aggregate Purchase Price of the Successfully Tendered Shares does not exceed Cdn$900,000,000, the Corporation will, upon the terms and subject to the conditions of the Offer, purchase all Successfully Tendered Shares at the Purchase Price. If the aggregate Purchase Price of the Successfully Tendered Shares exceeds Cdn$900,000,000, the Corporation will accept Shares for purchase first from all Successful Shareholders who are Odd Lot Holders (as defined below). With respect to Successful Shareholders who are not Odd Lot Holders, the Corporation will accept Shares for purchase at the Purchase Price on a pro rata basis according to the number of Successfully Tendered Shares, less the number of Shares purchased from Odd Lot Holders (with adjustments to avoid the purchase of fractional Shares).

For purposes of the Offer, the term “Odd Lots” means all Successfully Tendered Shares tendered by or on behalf of the Successful Shareholders who individually beneficially own, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares (“Odd Lot Holders”). As set forth above, Odd Lots will be accepted for purchase before any pro-ration. In order to qualify for this preference, an Odd Lot Holder must properly tender, pursuant to an Auction Tender at a price at or below the Purchase Price or pursuant to a Purchase Price Tender, all Shares beneficially owned by such Odd Lot Holder. Partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares even if holders have separate share certificates for fewer than 100 Shares or hold fewer than 100 Shares in different accounts. Any Odd Lot Holder wishing to tender all Shares beneficially owned, without pro-ration, must complete the appropriate box on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Shareholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions, but will also avoid any odd lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX and the NYSE.

4.	Procedure for Tendering Shares

Proper Tender of Shares

To tender Shares pursuant to the Offer, (i) the certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (ii) the guaranteed delivery procedure described below must be followed, or (iii) such Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including a Book-Entry Confirmation or an Agent’s Message if the tendering Shareholder has not delivered a Letter of Transmittal). The term “Agent’s Message” means a message, transmitted by the Depository Trust Company (“DTC”) to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Corporation may enforce such Letter of Transmittal against such participant. The term “Book-Entry Confirmation” means a confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS Clearing and Depository Services Inc. (“CDS”).

In accordance with Instruction 5 in the Letter of Transmittal or the Book-Entry Confirmation or Agent’s Message in lieu thereof, (i) each Shareholder desiring to tender Shares pursuant to the Offer must indicate in the appropriate box on such Letter of Transmittal, whether the Shareholder is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender, and (ii) each Shareholder desiring to tender Shares pursuant to an Auction Tender must further indicate, in the appropriate box in such Letter of Transmittal or the Book-Entry Confirmation or Agent’s Message in lieu thereof, the price per Share (in increments of Cdn$0.25 per Share) at which such Shares are being tendered. Under each of (i) and (ii) respectively, only one box may be checked. If a Shareholder desires to tender Shares in separate lots at a different price and/or different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or Book-Entry Confirmation or Agent’s Message in lieu thereof (and, if applicable, a Notice of Guaranteed Delivery) for each lot. The same Shares cannot be tendered (unless previously properly withdrawn) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price. Shareholders who tender Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. In addition, Odd Lot Holders who tender all their Shares must complete the appropriate box in the Letter of Transmittal in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in “Offer to Purchase – Number of Shares and Pro-Ration”.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if either (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the share certificate tendered therewith, and payment and delivery are to be made directly to such registered holder, or (ii) Shares are tendered for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 in the Letter of Transmittal.

If a certificate representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or tendered are to be issued to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.

A Shareholder who wishes to tender Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Shares under the Offer. Participants of CDS and DTC should contact such depository with respect to the tender of their Shares under the terms of the Offer.

Book-Entry Transfer Procedures – CDS

Any financial institution that is a participant in CDS may make book-entry delivery of the Shares through the CDS on-line tendering system pursuant to which book-entry transfers may be effected (“CDSX”) by causing CDS to deposit such Shares to the Depositary in accordance with the applicable CDS procedures. Delivery of Shares to the Depositary by means of book-entry through CDSX will constitute a valid tender under the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiration Date. Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer via book-entry of their holdings with CDS, shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered to be a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Book-Entry Transfer Procedures – DTC

Any financial institution that is a participant in DTC may make book-entry delivery of Shares by causing DTC to deposit such Shares to the Depositary in accordance with DTC’s procedures.

Although delivery of Shares may be effected under the Offer at DTC, a Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of a Letter of Transmittal and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address in Toronto on or prior to the Expiration Date in connection with the tender of such Shares. Delivery of documents to DTC does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the tendering Shareholder. If certificates representing Shares are to be sent by mail, registered mail that is properly insured is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of the share certificate representing such Shares by the Depositary.

Guaranteed Delivery

If a Shareholder wishes to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered if all of the following conditions are met:

(a)	such tender is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Corporation through the Depositary is received by the Depositary, at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)

the share certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), Book-Entry Confirmation or Agent’s Message in lieu thereof relating to such Shares, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary, before 5:00 p.m. (Eastern time) on or before the third trading day on the TSX and the NYSE after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures that are guaranteed if so required, and (iii) any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently tendered.

Return of Unpurchased Shares

Certificates for all Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration), or properly withdrawn before the Expiration Date, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder.

In the case of Shares tendered through book-entry transfer into the Depositary’s account at DTC or CDS, the Shares will be credited to the appropriate account maintained by the tendering Shareholder at DTC or CDS, as applicable, without expense to the Shareholder.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of Shares to be taken up, the price to be paid therefore, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Corporation, in its sole discretion, which determination will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law. Agrium reserves the absolute right to reject any tenders of Shares determined by it in its sole discretion not to be in proper form or completed in accordance with the instructions set forth herein and in the Letter of Transmittal or the acceptance for payment of, or payment for, which may, in the opinion of the Corporation’s counsel, be unlawful. Agrium also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Corporation shall determine. No individual tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary, the Dealer Managers or any other person will be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. The Corporation’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

Under no circumstances will interest accrue or be paid by the Corporation by reason of any delay in making payment to any person, including persons using the guaranteed delivery procedures, and the payment for Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the tendered Shares accepted for payment pursuant to the Offer is to be made by the Corporation.

Formation of Agreement; Prohibition on “Short” Tenders

A tender of Shares under any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Corporation, effective as of the Expiration Date, upon the terms and conditions of the Offer. In addition, a tender of Shares to Agrium pursuant to any procedures described herein will constitute a representation by such Shareholder that (i) such Shareholder has a “net long position” in the Shares being tendered or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 of the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Section 14(e) of the Exchange Act and of Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the pro-ration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering has a net long position equal to or greater than (A) the amount of Shares tendered or (B) other securities immediately convertible into, or exchangeable or exercisable for, the amount of the Shares tendered and upon acceptance of such person’s tender, will acquire such Shares for tender by conversion, exchange or exercise of such other securities and will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

5.	Withdrawal Rights

Except as otherwise provided in this Section, tenders of Shares pursuant to the Offer will be irrevocable. Shares tendered pursuant to the Offer may be withdrawn by the Shareholder:

(a)	at any time prior to the Expiration Date;

(b)	at any time if the Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares;

(c)	if the Shares have not been paid for by the Corporation within three business days of being taken up; and

(d)

at any time before the expiration of 10 days from the date that a notice of change or notice of variation has been given in accordance with this Offer to Purchase (other than a variation that (i) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer). See “Extension and Variation of the Offer”.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of tender of the relevant Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares being withdrawn or, in the case of Shares tendered by a CDS or DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation or Agent’s Message, or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares, and (ii) specify the name of the person who tendered the Shares to be withdrawn, the name of the registered holder, if different from that of the person who tendered such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares tendered pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution. A withdrawal of Shares tendered pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.

A Shareholder who wishes to withdraw Shares under the Offer and who holds Shares through a broker, dealer, commercial bank, trust company or other nominee should immediately contact such broker, dealer, commercial bank, trust company or other nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS and DTC should contact such depository with respect to the withdrawal of Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Corporation, in its sole discretion, which determination shall be final and binding, except as otherwise finally determined in a subsequent judicial proceeding or as required by law. None of the Corporation, the Depositary, the Dealer Managers nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by again following the procedures described herein.

If Agrium extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to Agrium’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Agrium all tendered Shares. In the event of such retention, such Shares may not be withdrawn except to the extent tendering Shareholders are entitled to withdrawal rights as described under this Section.

6.	Conditions of the Offer

Notwithstanding any other provision of the Offer, Agrium shall not be required to accept for purchase, to purchase or to pay for any Shares tendered, and may withdraw, extend or vary the Offer or may postpone the payment for Shares tendered, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by Agrium to have occurred):

(a)

there shall have been threatened, taken or pending any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Corporation or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Corporation, acting reasonably, has or may have a material adverse effect on the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Corporation and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Corporation;

(b)

there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Corporation or any of its subsidiaries by or before any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Corporation, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Offer or make it inadvisable to proceed with the Offer;

(c)

there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States or any other region where the Corporation maintains significant business activities, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Corporation, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on September 7, 2012 (defined as a decrease in excess of 10% of the market price of the Shares on the TSX since the close of business on September 7, 2012), (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Corporation’s business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the NYSE Composite Index, the Dow Jones Industrial Average or the S&P 500 Index by an amount in excess of 10%, measured from the close of business on September 7, 2012;

(d)

there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Corporation or any of its subsidiaries that, in the sole judgment of the Corporation, acting reasonably, has, have or may have a material adverse effect with respect to the Corporation and its subsidiaries taken as a whole;

(e)

any take-over bid or tender or exchange offer with respect to some or all of the securities of the Corporation, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Corporation and its subsidiaries, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence the Board of Directors, shall have been proposed, announced or made by any individual or entity;

(f)

the Corporation shall have determined, in its sole judgment, acting reasonably, that the Purchase Price exceeds the fair market value of a Share as of the Expiration Date, determined without reference to the Offer;

(g)

the Corporation shall have concluded, in its sole judgment, acting reasonably, that the Offer or the taking up and payment for any or all of the Shares by the Corporation is illegal or not in compliance with applicable law and, if required under any such legislation, the Corporation shall not have received the necessary exemptions from or approvals or waivers of the appropriate courts or applicable securities regulatory authorities in respect of the Offer;

(h)

any change shall have occurred or been proposed to the Income Tax Act (Canada) (“Tax Act”) or the Income Tax Regulations, as amended, or to the current published administrative policies and assessing practices (“Tax Practices”) of the Canada Revenue Agency (“CRA”), that, in the sole judgment of the Corporation, is detrimental to the Corporation or its affiliates taken as a whole or to a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(i)

any change shall have occurred or been proposed to the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, or publicly available administrative policies of the U.S. Internal Revenue Service (“IRS”), or the equivalent laws, regulations and policies of another jurisdiction where one or more Shareholders are resident, that, in the sole judgment of the Corporation, is detrimental to the Corporation or its affiliates taken as a whole or to a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(j)	the Corporation shall have concluded that the purchase of Shares pursuant to the Offer will constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act;

(k)	the Corporation shall have concluded that the relief granted by Rule 13e-4(g) under the Exchange Act is not applicable;

(l)

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons who have filed with the SEC before September 12, 2012 a Schedule 13G or a Schedule 13D with respect to any of the Shares) shall have acquired or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares;

(m)

any entity, group, or person who has filed with the SEC on or before September 12, 2012 a Schedule 13G or a Schedule 13D with respect to any of the Shares shall have acquired or proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of additional Shares constituting 2% or more of the outstanding Shares;

(n)

any entity, person or group shall have filed on or after September 12, 2012 a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Corporation; or

(o)

the Corporation reasonably determines that the completion of the Offer and the purchase of the Shares may cause the Shares to be delisted from the TSX or the NYSE or to be eligible for de-registration under the Exchange Act.

The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation, in its sole discretion, acting reasonably, or may be waived by the Corporation, in its sole discretion, in whole or in part at any time prior to the Expiration Date, provided that any condition waived in whole or in part will be waived with respect to all Shares tendered. The failure by the Corporation at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Corporation concerning the events described in this Section shall be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

Any waiver of a condition or the withdrawal of the Offer by the Corporation shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Corporation is delivered or otherwise communicated to the Depositary. The Corporation, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE and the applicable securities regulatory authorities. If the Offer is withdrawn, the Corporation shall not be obligated to take up, accept for purchase or pay for any Shares tendered under the Offer, and the Depositary will return all certificates for tendered Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

7.	Extension and Variation of the Offer

Subject to applicable law, the Corporation expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified herein shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under “Offer to Purchase – Notice”. Promptly after giving notice of an extension or variation to the Depositary, the Corporation will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued no later than 9:00 a.m. (Eastern time), on the next business day after the last previously scheduled or announced Expiration Date) and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE and the applicable securities regulatory authorities, including the SEC. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated, in writing, to the Depositary.

The Corporation expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the events specified under “Offer to Purchase – Conditions of the Offer”, and (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares the Corporation may purchase or the range of prices it may pay pursuant to the Offer.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Corporation may choose to make any public announcement, except as provided by applicable law, the Corporation shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, Marketwire.

If the Corporation varies the terms of the Offer or a change occurs in the information concerning the Offer that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer, the Corporation will extend the time during which the Offer is open to the extent required under applicable securities legislation.

8.	Taking Up and Payment for Tendered Shares

Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable Canadian and United States securities laws, the Corporation will take up and pay for Shares properly tendered and not withdrawn under the Offer in accordance with the terms thereof promptly after the Expiration Date, but in any event within the time limits required by applicable securities laws, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived. The Corporation will acquire Shares to be purchased pursuant to the Offer and title thereto under this Offer to Purchase upon having taken up such Shares even if payment therefore shall have not been effected.

For the purposes of the Offer, the Corporation will be deemed to have taken up and accepted for payment Successfully Deposited Shares having an aggregate Purchase Price not exceeding Cdn$900,000,000 if, as and when the Corporation gives oral notice (to be confirmed in writing) or written notice or other communication confirmed in writing to the Depositary to that effect.

The Corporation reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any event specified under “Offer to Purchase – Conditions of the Offer” occurs, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Corporation also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.

In the event of pro-ration of Shares tendered pursuant to the Offer, the Corporation will determine the pro-ration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, the Corporation does not expect to be able to announce the final results of any such pro-ration until approximately three business days after the Expiration Date.

Certificates for all Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration), or properly withdrawn before the Expiration Date, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder.

The Corporation will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to tendering Shareholders. Under no circumstances will interest accrue or be paid by the Corporation or the Depositary on the Purchase Price of the Shares purchased by the Corporation, regardless of any delay in making such payment or otherwise.

Tendering Shareholders will not be obligated to pay brokerage fees or commissions to the Corporation, the Dealer Managers or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a tender of Shares pursuant to the Offer. Agrium will pay all fees and expenses of the Dealer Managers (in their capacity as such) and the Depositary in connection with the Offer.

The Depositary will act as agent of persons who have properly tendered Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Corporation and transmitting payment to such persons. Receipt by the Depositary from the Corporation of payment for such Shares will be deemed to constitute receipt of payment by persons tendering Shares.

The settlement with each Shareholder who has tendered Shares under the Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for such Shareholder’s Shares taken up under the Offer. The cheque will be issued in the name of the person signing the Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing the appropriate box in such Letter of Transmittal. Unless the tendering Shareholder instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by prepaid mail to the payee at the address specified in the Letter of Transmittal. If no such delivery instructions are specified, the cheque will be sent to the address of the tendering Shareholder as it appears in the registers maintained in respect of the Shares. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

9.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Corporation determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the tendered certificates for the Shares were delivered until the Corporation has determined that delivery by mail will no longer be delayed. Agrium will provide notice, in accordance with this Offer to Purchase, of any determination under this section not to mail as soon as reasonably practicable after such determination is made.

10.	Liens and Dividends

Shares acquired pursuant to the Offer shall be acquired by the Corporation free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder tenders Shares pursuant to the Offer.

Each depositing Shareholder will represent and warrant that such Shareholder has full power and authority to deposit, sell, assign and transfer the deposited Shares and any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the deposited Shares with a record date on or after the date that Agrium takes up and accepts for purchase the deposited Shares and that, if the deposited Shares are taken up and accepted for purchase by Agrium, Agrium will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

11.	Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Corporation or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, the Corporation will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Corporation or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail, in a French language daily newspaper of general circulation in the Province of Québec and in the Wall Street Journal.

12.	Other Terms

(a)

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Corporation, the Board of Directors, the Dealer Managers or the Depositary other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Corporation, the Board of Directors, the Dealer Mangers or the Depositary.

(b)

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(c)

Agrium, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

(d)

The Offer is not being made to Shareholders residing in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. Agrium may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

(e)	For the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Share will be Cdn$95.00.

Neither Agrium nor its Board of Directors, in making the decision to present the Offer to Shareholders, makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. We urge Shareholders to consult their own financial, legal, investment and tax advisors and make their own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer and the tender offer information required to be delivered to securityholders under United States securities laws applicable to Agrium with respect to the Offer. The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the Exchange Act, Agrium has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth under “Issuer Bid Circular – Agrium Inc. – Additional Information” with respect to information concerning Agrium. In any jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

DATED this 12th day of September, 2012.

AGRIUM INC. (signed) “Michael M. Wilson” President and Chief Executive Officer

ISSUER BID CIRCULAR

This Circular is being furnished in connection with the Offer by Agrium to purchase for not more than Cdn$900,000,000 in cash up to 9,473,684 of its Shares at a Purchase Price of not less than Cdn$95.00 per Share and not more than Cdn$107.00 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.

1.	Agrium Inc.

Agrium is a retailer of agricultural products and services in the United States, Canada, Argentina, Brazil, Chile, Uruguay and Australia and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. Agrium currently reports its business through three business units and a fourth non-operating business unit for corporate and inter-company eliminations. Agrium’s three operating business units are Retail, Wholesale and Agrium Advanced Technologies (“AAT”).

Agrium’s Retail business unit markets crop nutrients, protection products, seed, application and other agronomic services and livestock-related products and services through close to 1,200 retail locations in the United States, Canada, Australia (including franchise outlets), Argentina, Brazil, Chile and Uruguay. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations.

Agrium’s Wholesale business unit manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrients products.

Agrium’s AAT business unit is a producer of enhanced efficiency fertilizers, including controlled-release crop nutrient technologies and professional products. AAT utilizes urea produced at the Corporation’s Wholesale Carseland facility in its production of ESN and Duration®.

Agrium was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. Agrium’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8.

Recent Developments

Dividend Increase

On June 7, 2012, Agrium announced that the Board of Directors had approved a US$0.275 per Share increase to Agrium’s semi-annual dividend declared on May 11, 2012. The semi-annual dividend was increased to US$0.50 per Share and was paid on July 12, 2012 to Shareholders of record on July 1, 2012.

Viterra Acquisition

On March 20, 2012, Agrium announced that it had entered into a support and purchase agreement (the “Support and Purchase Agreement”) with Glencore International plc (“Glencore”) to acquire the majority of Viterra Inc.’s (“Viterra”) Agri-products business (the “Viterra Acquisition”) upon completion of the supported acquisition of Viterra by an affiliate of Glencore pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Glencore Acquisition”). The Viterra Acquisition is subject to completion of the Glencore Acquisition, receipt of any required consents to transfer and applicable regulatory clearances in respect of the Purchased Assets (as defined below) and the satisfaction of certain conditions set forth in the Support and Purchase Agreement.

Agrium has agreed to advance a loan of Cdn$1.775 billion to Glencore at the time Glencore is first required to pay for Viterra shares pursuant to the Glencore Acquisition. The loan advance is repayable by the transfer of the Purchased Assets to, or to the direction of, Agrium, subject to certain other closing purchase adjustments. The loan advance will be secured by a proportionate number of shares of Viterra based on the amount advanced by Agrium to Glencore divided by the cost per Viterra share pursuant to the Glencore Acquisition. In support of its loan advance obligation, Agrium has provided Glencore a letter of credit for Cdn$85 million.

The Viterra Acquisition entails Agrium acquiring the majority of Viterra’s Agri-products business, including approximately 90% of Viterra’s 258 Canadian farm centres, 17 Australian Agri-product locations, a 34% interest in Canadian Fertilizers Limited, which owns a nitrogen facility located in Medicine Hat, Alberta (the “Nitrogen Facility Interest”), storage and distribution assets, an option to acquire Viterra’s wool business in Australia and certain other assets (collectively, the “Purchased Assets”). As described below under “Nitrogen Facility Interest Disposition”, Agrium subsequently reached an agreement for Glencore to sell the Nitrogen Facility Interest to a third party. Agrium will also assume certain liabilities and obligations relating to the Purchased Assets and the business, operations and activities relating thereto, including certain environmental, financial, regulatory, employee and employment and pension plan-related obligations.

Glencore is responsible for completing the Glencore Acquisition, including obtaining all necessary regulatory clearances thereunder, and for obtaining all consents necessary for the Purchased Assets to become capable of being transferred to, or to the direction of, Agrium. The Glencore Acquisition is subject to satisfaction or waiver of all applicable conditions.

The Viterra Acquisition is subject to various terms and conditions including completion of the Glencore Acquisition, receipt of any required consents to transfer and applicable regulatory clearances in respect of the Purchased Assets, the satisfaction of certain conditions set forth in the Support and Purchase Agreement and adjustments for approximately 10% of Viterra’s farm centres being excluded from the Purchased Assets, working capital, and the accrual to Agrium of Viterra’s after-tax operating cash flow on the Purchased Assets from March 31, 2012 to closing of Agrium’s acquisition of the Purchased Assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately Cdn$1.65 billion, including estimated working capital of approximately Cdn$0.4 billion.

Nitrogen Facility Interest Disposition

On August 2, 2012, Agrium announced that it had reached an agreement for Glencore to sell the Nitrogen Facility Interest to CF Industries Holdings, Inc. (“CF”) upon closing of the Glencore Acquisition for the purchase price of approximately Cdn$915 million pursuant to the terms of the purchase and sale agreement between Glencore and CF dated August 2, 2012. In accordance with the Support and Purchase Agreement, the proceeds of such sale by Glencore to CF are payable to Agrium for its account and benefit, and the final net purchase price will include adjustments for working capital and the after-tax operating cash flow generated by the Nitrogen Facility Interest from March 31, 2012 to closing of the sale of the Nitrogen Facility Interest by Glencore to CF.

Additional Information

Agrium is subject to the information and reporting requirements of Canadian provincial securities laws and the Exchange Act and the rules, policies and guidelines of the TSX and the NYSE and, in accordance therewith, files reports and other information with Canadian provincial securities regulators, the SEC, the TSX and the NYSE. As a “foreign private issuer” under the Exchange Act, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements (which are prepared in accordance with applicable Canadian provincial securities legislation), and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Pursuant to Rule 13e-4(g) under the Exchange Act, Agrium has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F.

Shareholders may read and copy any document that the Corporation files with, or furnishes to, the SEC (including the Corporation’s Schedule 13E-4F relating to the Offer) at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Shareholders may also obtain copies of such documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Corporation files or furnishes electronically with it. Shareholders may access documents filed with Canadian provincial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Presentation of Financial Information

The Corporation’s consolidated financial statements are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of U.S. companies. The audited consolidated financial statements of Agrium for the year ended December 31, 2011, and the unaudited interim consolidated financial statements of Agrium for the three- and six-month periods ended June 30, 2012 are available on SEDAR at www.sedar.com and on www.sec.gov and will be sent to a Shareholder without charge upon request to the Corporation at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8, (403) 225-7000 Attention: Corporate Secretary.

2.	Authorized Capital

Agrium’s authorized capital consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in series. As at September 7, 2012, 158,037,750 Shares were outstanding and no preferred shares were outstanding.

3.	Purpose and Effect of the Offer

Agrium believes that the purchase of Shares under the Offer represents an equitable and efficient means of distributing an aggregate of up to Cdn$900,000,000 in cash to Shareholders who elect to tender while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not elect to tender and that the Offer is in the best interests of the Corporation and its Shareholders. The Offer is not expected to preclude Agrium from pursuing its foreseeable business opportunities. After giving effect to the Offer, Agrium expects to have sufficient financial resources and working capital to conduct its ongoing business and operations.

Shares acquired by the Corporation pursuant to the Offer will be cancelled.

Canadian securities laws prohibit the Corporation and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date. Rule 14e-5 of the Exchange Act prohibits the Corporation and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least 10 business days after the expiration of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

Subject to applicable law, Agrium may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Corporation will depend on many factors, including the market price of the Shares, the Corporation’s business and financial position, the results of the Offer and general economic and market conditions.

Background to the Offer

In July 2012, the Corporation was involved in negotiations with respect to the proposed disposition of the Nitrogen Facility Interest to CF as described above under “Issuer Bid Circular – Agrium Inc. – Recent Developments – Nitrogen Facility Disposition”. Provided that this transaction is completed, Agrium will no longer be obligated to purchase this asset from Glencore under the Viterra Agreement, and Agrium would therefore have further additional cash available to return to Shareholders. Management determined that pursuing a potential substantial issuer bid would be an equitable and efficient use of the Corporation’s financial resources. Management discussed in detail the potential transaction with its advisors and submitted the proposed Offer to the Board of Directors for their approval.

On August 1, 2012, the Board of Directors approved Agrium pursuing a substantial issuer bid to repurchase up to Cdn$900 million of its Shares. The specific terms of the bid were to be determined in light of market conditions at the time the bid was launched and based on advice from its advisors at that time. On August 2, 2012, the Corporation announced the transaction respecting the Nitrogen Facility Interest and the Board of Director’s decision to proceed with the Offer.

Agrium engaged Morgan Stanley Canada Limited to serve as the Canadian Dealer Manager for the Offer, and Morgan Stanley & Co. LLC to serve as the U.S. Dealer Manager for the Offer.

On September 6, 2012, the Board of Directors met to consider the terms of the Offer and to review the forms of the Offer to Purchase, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Management of Agrium presented the Board of Directors with its recommendations regarding the terms of the Offer as well as materials provided by Morgan Stanley Canada Limited regarding market conditions, recommended deal terms and its confirmation that it would be in a position to deliver a written liquidity opinion at the time the Offer was initiated.

The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation and its Shareholders. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)

the view of management that the recent trading price of the Shares is not fully reflective of the value of the Corporation’s business and future prospects and that, therefore, the purchase of Shares under the Offer represents an attractive investment and an equitable and efficient means of providing value to its Shareholders and is in the best interests of the Corporation and its Shareholders;

(b)	the advice of Morgan Stanley Canada Limited, the Canadian Dealer Manager, in respect of the Offer;

(c)

the positive impact that the purchase of Shares having an aggregate Purchase Price not exceeding Cdn$900,000,000 would have on the Corporation’s earnings calculated on a per Share basis as well as on the dividend payout as a percentage of net earnings;

(d)

after giving effect to the Offer, Agrium will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and the Offer is not expected to preclude Agrium from pursuing its foreseeable business opportunities or the future growth of the Corporation’s business;

(e)

the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which might not otherwise be available in the market and without incurring brokerage commissions which might otherwise be payable on a sale of their Shares in a transaction on the TSX and the NYSE;

(f)	tendering Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

(g)	the Offer is not conditional upon any minimum number of Shares being tendered;

(h)

Shareholders who do not tender their Shares to the Offer will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer; and

(i)

it is reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

The Board of Directors approved the terms of the Offer and determined parameters for its final pricing, and approved the forms of the Offer to Purchase, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Approval of the Offer was subject to final approval as to pricing and other terms by the President and Chief Executive Officer of the Corporation pursuant to authority delegated by the Board of Directors. The President and Chief Executive Officer of the Corporation, based on advice from the Dealer Managers, determined the specific price range for the Offer on September 8, 2012.

Notwithstanding the foregoing considerations, before making any decision to tender or not tender Shares to the Offer, Shareholders should carefully consider the risks associated with the Corporation’s business, including the risks described under the heading “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2011 as filed on SEDAR on March 2, 2012.

None of Agrium, its Board of Directors, the Dealer Managers or the Depositary makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares under the Offer or as to the purchase price or purchase prices at which Shareholders may tender Shares under the Offer. Shareholders must make their own decisions as to whether to tender Shares under the Offer, and, if so, how many Shares to tender and the price or prices at which to tender.

Liquidity of Market

As at September 7, 2012, there were 158,037,750 Shares issued and outstanding, of which 157,671,798 Shares comprise the “public float”, which excludes Shares owned by “related parties” of the Corporation under applicable Canadian securities laws. The maximum number of Shares that the Corporation is offering to purchase pursuant to the Offer, if the Purchase Price is determined to be Cdn$95.00 (being the minimum Purchase Price under the Offer), represents approximately 6.0% of the Shares outstanding on that date. If the Corporation purchases such maximum number of Shares, there will be approximately 148,564,066 Shares outstanding.

The Corporation is relying on the liquid market exemption from the valuation requirement applicable to the Offer pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted by the Autorité des marchés financiers (Québec) and the Ontario Securities Commission.

The Corporation has determined that there is a liquid market in the Shares because:

(a)	there is a published market for the Shares, namely the TSX and the NYSE;

(b)	during the 12-month period before September 10, 2012 (the date the Offer was announced):

(i)

the number of issued and outstanding Shares was at all times at least 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

(ii)	the aggregate trading volume of the Shares on the NYSE, being the published market on which the Shares are principally traded, was at least 1,000,000 Shares;

(iii)	there were at least 1,000 trades in Shares on the NYSE;

(iv)	the aggregate trading value based on the price of the trades referred to in clause (iii) was at least Cdn$15,000,000; and

(c)

the market value of the Shares on the NYSE, as determined in accordance with applicable rules, was at least Cdn$75,000,000 for August, 2012, being the calendar month preceding the calendar month in which the Offer was announced.

The Board of Directors also believes that it is reasonable to conclude that, following completion of the Offer, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

In making their determination, the Board of Directors considered many factors, including without limitation:

(a)

the extent by which the trading volume, number of trades and aggregate trading value during the 12 month period preceding the Offer, the size of the public float and the market value of the Shares, exceeds the minimum objective liquid market requirements pursuant to MI 61-101; and

(b)

the number of Shares to be acquired in relation to the public float, the trading volumes of and the number of trades in the Shares on the NYSE, the value of trades on the NYSE and the market value of the Shares, in the 12 months preceding the Offer.

Accordingly, the Corporation is exempted from the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally in connection with the Offer. Despite the fact that the Board of Directors is of the view that both as of the date hereof and following the taking up of Shares pursuant to the Offer, there is and will continue to be a liquid market for the Shares and that there is no legal requirement to obtain a liquidity opinion, the Corporation has, on a voluntary basis, obtained such a liquidity opinion. Morgan Stanley Canada Limited has provided an opinion to the Board of Directors to the effect that, based on and subject to the assumptions and limitations stated in its liquidity opinion, there is a liquid market for the Shares as of September 12, 2012 and that it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the liquidity opinion of Morgan Stanley Canada Limited is attached hereto as Schedule A. Morgan Stanley Canada Limited is not independent of the Corporation in connection with the Offer for purposes of MI 61-101. This summary of the opinion of Morgan Stanley Canada Limited is qualified in its entirety by reference thereto.

Additional Securities Law Considerations

Agrium is a reporting issuer (or the equivalent thereof) in each of the provinces of Canada, and the Shares are listed on the TSX. Agrium believes that the purchase of Shares pursuant to the Offer will not result in: (i) Agrium ceasing to be a reporting issuer in any jurisdiction in Canada or (ii) the Shares being delisted from the TSX.

The Shares are registered under Section 12(b) of the Exchange Act and are quoted on the NYSE. Agrium believes that the purchase of Shares pursuant to the Offer will not result in: (i) the Shares becoming eligible for deregistration under Section 12(b) of the Exchange Act or (ii) the Shares being delisted from the NYSE.

The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Agrium believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	Withdrawal Rights

The withdrawal rights of Shareholders are described under “Offer to Purchase – Withdrawal Rights” and are incorporated into and form part of this Circular.

5.	Price Range and Trading Volume of the Shares

The outstanding Shares are traded on the TSX under the trading symbol ‘AGU’. The following table sets forth the price range and trading volume of the Shares as reported by the TSX for the six-month period preceding the date hereof.

Month (2012)	High Price (Cdn$)	Low Price (Cdn$)	Volume (In 000’s)
March	89.17	80.03	15,762,939
April	88.05	83.72	12,372,357
May	88.00	77.85	15,603,721
June	90.90	77.50	14,325,041
July	98.16	89.66	16,418,357
August	100.59	92.78	15,764,042
September 1 – 7	99.94	96.09	2,722,552

The outstanding Shares are also traded on the NYSE under the trading symbol ‘AGU’. The following table sets forth the price range and trading volume of the Shares as reported by the NYSE for the six-month period preceding the date hereof.

Month (2012)	High Price (Cdn$)	Low Price (Cdn$)	Volume (In 000’s)
March	89.90	79.85	22,690,020
April	89.25	83.41	13,556,110
May	89.35	76.22	26,330,556
June	88.87	74.28	22,777,810
July	97.64	87.46	22,265,626
August	101.89	92.40	24,897,773
September 1 – 7	102.21	96.95	3,753,852

On August 1, 2012, the last full trading day prior to the date of the announcement of the approval by the Board of Directors for Agrium to conduct the Offer, the closing price of the Shares on the TSX was Cdn$94.70 per Share and on the NYSE was US$94.15 per Share. On September 7, 2012, the last full trading day prior to the date of the announcement by Agrium of the terms of the Offer, the closing price of the Shares on the TSX was Cdn$99.69 per Share and on the NYSE was US$101.96 per Share. Shareholders are urged to obtain current market quotations for the Shares.

6.	Dividend Policy

Agrium’s present intention is to pay regular dividends on its Shares. A semi-annual cash dividend of US$0.055 per share has been paid since 1996. In December 2011, the Board of Directors approved a quadrupling of the semi-annual cash dividend to US$0.225 per Share and in June 2012 the Board of Directors approved a further doubling of the semi-annual cash dividend to US$0.50 per Share. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing from time to time.

The following table sets forth the dividends per Share paid or payable on the Shares during the two years preceding the date hereof:

Date Paid	Dividend Per Share

January 13, 2011	US$0.055

July 7, 2011	US$0.055

January 19, 2012	US$0.225

July 12, 2012	US$0.500

7.	Previous Purchases and Sales

Agrium has not purchased any Shares or any other of its securities during the twelve-month period prior to the date hereof.

Agrium has not sold or issued any Shares or securities convertible into Shares during the twelve-month period prior to the date hereof other than an aggregate of 301,215 Shares that were issued during this period upon the exercise of Options granted pursuant to Agrium’s Stock Option and Tandem SAR Plan (the “Stock Option Plan”) at a weighted average exercise price of Cdn$16.61 per Option for aggregate consideration of approximately Cdn$5.0 million.

Except as described above and under “Issuer Bid Circular – Previous Distributions”, no securities of the Corporation have been sold by the Corporation during the 12 months preceding the date of the Offer.

8.	Previous Distributions

Except as described below, the Corporation has not distributed Shares to the public during the five years preceding the date of the Offer.

Public Share Offering

On December 18, 2007, the Corporation completed a public offering of 21,551,700 Shares at a price of US$58.00 per Share for aggregate gross proceeds of US$1,249,998,600 to the Corporation.

Stock Option Plan

The Corporation’s Stock Option Plan is the Corporation’s only compensation plan providing for the issuance of securities of the Corporation as compensation. The purpose of the Stock Option Plan is to provide officers and certain employees of the Corporation and its affiliates with an incentive to enhance Shareholder value by providing them with the opportunity, through Options or stock appreciation rights (“SARs”), to participate in an increase in the equity value of the Shares.

Options are granted at the discretion of the Board. Any officer or employee of the Agrium group of companies is eligible to participate in the Stock Option Plan. The Corporation may grant Options to purchase Shares at the closing price on the day preceding the grant. Vesting of Options is determined by the Board at the time of grant, although Options generally vest in 25% increments over four years and expire ten years after the date of grant. Commencing in 2004, Agrium made grants of Options in tandem with SARs to eligible Canadian employees. Option holders have the right to surrender vested Options back to the Corporation in exchange for a cash payment from the Corporation equal to the Option gain that would have otherwise been realized. This assists in the management of Shareholder dilution related to the Stock Option Plan and provides increased transparency through variable accounting for the purposes of expensing Options.

9.	Interest of Directors and Officers; Transactions and Arrangements Concerning Shares

Except as set forth in the Offer, neither the Corporation nor, to the Corporation’s knowledge, any of its officers or directors is a party to any agreement, commitment or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Corporation in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Corporation and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed herein, neither the Corporation nor, to the Corporation’s knowledge, any of its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Corporation, such as: a “going private transaction”; merger; reorganization; liquidation; the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Corporation may from time to time consider various acquisition or divestiture opportunities); the purchase of a material amount of assets; any change in its present Board of Directors or management; any material change in its indebtedness, dividend policy or capitalization; any other material change in its business or corporate structure; any material change in its articles or by-laws; or other actions that could impede the acquisition of control of the Corporation, cause any class of equity securities of the Corporation to be de-listed from the TSX or the NYSE, cause any class of equity securities of the Corporation to become eligible for termination of registration under the Exchange Act, result in the acquisition by any person of additional securities of the Corporation or the disposition of securities of the Corporation, or any actions similar to any of the foregoing.

Ownership of Securities of the Corporation

To the knowledge of the Corporation, after reasonable inquiry, the following table indicates, as at September 7, 2012, the number of securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of the Corporation and their respective associates, each person or company who beneficially owns or exercises control or direction over more than 5% of any class of equity securities of the Corporation, and each associate or affiliate or person or company acting jointly or in concert with the Corporation. Unless otherwise disclosed, the Shareholders named in the table have sole voting power and sole investment power with respect to all Shares beneficially owned by them.

Name(1)	Relationship with Agrium	No. of Shares	No. of Options	No. of SARs(2)	No. of PSUs(3)	No. of DSUs(4)

Directors

Ralph S. Cunningham	Director	250 (0.0002%)	nil	nil	nil	21,153

Russell K. Girling	Director	6,000 (0.0038%)	nil	nil	nil	21,105

Susan A. Henry	Director	100 (0.0001%)	nil	nil	nil	52,894

Russell J. Horner	Director	1,000 (0.0006%)	nil	nil	nil	22,153

David J. Lesar	Director	1,500 (0.0009%)	nil	nil	nil	6,427

John E. Lowe	Director	100 (0.0001%)	nil	nil	nil	6,600

Anne McLellan	Director	200 (0.0001%)	nil	nil	nil	15,485

Derek G. Pannell	Director	2,500 (0.0016%)	nil	nil	nil	12,130

Frank W. Proto	Director	8,300 (0.0053%)	nil	nil	nil	37,303

Michael M. Wilson	Director and President & Chief Executive Officer	173,910 (0.1100%)	nil	730,029	102,817	nil

Victor J. Zaleschuk	Director (Board Chair)	2,000 (0.0013%)	nil	nil	nil	30,895

Officers

Gary J. Daniel	Corporate Secretary	nil	nil	17,686	2,283	nil

Stephen G. Dyer	Executive Vice-President & Chief Financial Officer	5,020 (0.0032%)	nil	63,395 6,891*	10,193	nil

Patrick J. Freeman	Vice-President, Corporate Development & Strategy	300 (0.0002%)	nil	32,936	5,564	nil

Richard L. Gearheard	Senior Vice-President and President, Retail Business Unit	42,571 (0.0269%)	nil	103,914*	17,791	nil

James M. Grossett	Senior Vice-President, Human Resources	29,400 (0.0186%)	nil	74,852	10,700	nil

Kevin R. Helash	Vice-President, Retail Canada/Pacific Northwest Region	2,404 (0.0015%)	nil	36,835	7,081	nil

Susan C. Jones	Vice President, Marketing & Distribution	nil	nil	24,939	3,853	nil

Angela S. Lekatsas	Vice-President & Treasurer	3,400 (0.0022%)	nil	40,035	5,564	nil

Charles V. Magro	Executive Vice-President, Corporate Development and Chief Risk Officer	375 (0.0002%)	nil	16,278	10,151	nil

Eric B. Miller	Senior Vice-President & Chief Legal Officer	700 (0.0004%)	nil	7,463	4,040	nil

Andrew K. Mittag	Senior Vice-President and President, Agrium Advanced Technologies Business Unit	3,500 (0.0022%)	nil	38,373	13,152	nil

Leslie A. O’Donoghue	Executive Vice-President, Operations	19,417 (0.0123%)	nil	113,315	17,567	nil

Fredrick R. Thun	Vice-President and Corporate Controller	1,808 (0.0011%)	nil	16,281	3,601	nil

Thomas E. Warner	Vice-President, Retail East Region	1,100 (0.0007%)	9,900 (0.0063%)	66,794*	7,528	nil

Bruce G. Waterman	Executive Vice-President, International Development	44,500 (0.0282%)	88,050 (0.0557%)	247,407	27,360	nil

Ron A. Wilkinson	Senior Vice-President and President, Wholesale Business Unit	16,150 (0.0102%)	nil	64,723	17,459	nil

Notes:

(1)	The business address of each director, officer and senior manager above is c/o Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8, Canada.
(2)	Stock Option/Tandem SARs and Stock Appreciation Rights (denoted with a “*”)
(3)	Performance share units.
(4)	Deferred share units.

As of September 7, 2012, all directors and officers of the Corporation as a group beneficially owned or exercised control or direction over an aggregate of 366,505 Shares (or 1,571,998 including Shares which such individuals have a right to acquire within 60 days by exercising Options) representing approximately 0.2% of the Shares outstanding (or approximately 1.0% including Shares which such individuals have a right to acquire within 60 days by exercising Options).

10.	Acceptance of Offer and Arrangements with Shareholders

To the knowledge of the Corporation and its directors and senior officers, after reasonable inquiry, no director or officer named under “Issuer Bid Circular – Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” will be tendering Shares pursuant to the Offer.

11.	Commitments to Acquire Shares

The Corporation has no commitments to purchase Shares, other than pursuant to the Offer. To the knowledge of the Corporation, after reasonable inquiry, no person or company named under “Issuer Bid Circular – Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” has any commitment to acquire Shares.

12.	Benefits from the Offer

No person or company named under “Issuer Bid Circular – Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” will receive any direct or indirect benefit from accepting or refusing to accept the Offer.

13.	Material Changes in the Affairs of the Corporation

Except as described or referred to herein, the directors and officers of the Corporation are not currently aware of any plans or proposals for material changes in the affairs of the Corporation, or of any material changes that have occurred since June 30, 2012, the date of the most recent consolidated financial statements of the Corporation, other than as have been publicly disclosed.

14.	Bona Fide Offers

No bona fide prior offer that relates to the Shares or is otherwise relevant to the Offer has been received by the Corporation during the 24 months preceding the date hereof.

15.	Prior Valuations

To the knowledge of the directors and officers of the Corporation, no “prior valuations” (as defined in MI 61-101) regarding the Corporation have been prepared within the 24 months preceding the date hereof.

16.	Accounting Treatment of the Offer

The accounting for the Corporation’s purchase of the Shares in the Offer will result in a reduction in the Corporation’s share capital by an amount equal to the number of Shares purchased pursuant to the Offer multiplied by the average book value per Share. The difference between the aggregate purchase price of the Shares and the aggregate average book value of the Shares purchased will be charged to retained earnings. In addition, all costs related to the Offer will be charged to share capital. In the event the Offer is cancelled or terminated, all costs related to the Offer will be charged to earnings.

17.	Income Tax Consequences

Certain Canadian Federal Income Tax Considerations

The following general summary describes the principal Canadian federal income tax considerations generally applicable, as at the date hereof, to a sale of Shares pursuant to the Offer.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current Tax Practices of the CRA publicly available prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or Tax Practices, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. This summary assumes that at all relevant times the Shares will be listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the NYSE).

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Shareholder and no representations with respect to Canadian federal income tax consequences to any particular Shareholder are made. Accordingly, Shareholders are urged to consult their own tax advisors with respect to their particular circumstances.

THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW ON THE SALE OF SHARES PURSUANT TO THE OFFER DIFFERS FROM THE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT WHICH WOULD GENERALLY APPLY TO A SALE IN THE MARKET. ACCORDINGLY, SHAREHOLDERS THAT ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX MAY WISH TO CONSIDER SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT ON THE DISPOSITION OF THEIR SHARES. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE WHETHER DOING SO WOULD BE ADVANTAGEOUS FOR THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Shareholders Resident in Canada

This portion of the summary is applicable to Shareholders who, at all relevant times, for purposes of the Tax Act, are resident or deemed to be resident in Canada, are not exempt from tax under the Tax Act, hold Shares as capital property, deal at arm’s length with the Corporation and are not affiliated with the Corporation. The Shares generally will be considered to be capital property to a Shareholder provided that the Shareholder does not use or hold the Shares in the course of carrying on a business and has not acquired the Shares in one or more transactions considered to be an adventure in the nature of trade. Certain resident Canadian Shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and all other “Canadian securities”, as defined in the Tax Act, owned by such Shareholders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. This summary is not applicable to Shareholders who acquired Shares pursuant to the exercise of an employee stock option to acquire Shares and who sell their Shares pursuant to the Offer. This summary is also not applicable to a Shareholder (a) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act, (b) that is a “specified financial institution” for purposes of the Tax Act, (c) an interest in which is a “tax shelter investment” as defined in the Tax Act, or (d) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency. Such Shareholders should consult their own tax advisors with respect to their particular circumstances.

Individual Shareholders Resident in Canada

A Shareholder that is an individual (including a trust) resident in Canada (“Individual Resident Shareholder”) and who sells a Share to Agrium pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Agrium for the Share over the paid-up capital of the Share for purposes of the Tax Act. Agrium estimates that on the Expiration Date the paid-up capital per Share will be equal to approximately Cdn$15.91 for purposes of the Tax Act.

The deemed dividend will be included in computing an Individual Resident Shareholder’s income, and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by individual shareholders from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if the dividend is properly designated by Agrium as an “eligible dividend”. Agrium shall designate the deemed dividend arising as a result of the sale of Shares to Agrium pursuant to the Offer as an “eligible dividend” for these purposes.

The difference between the amount paid by Agrium for a particular Share and the amount deemed to be received by an Individual Resident Shareholder as a dividend in respect of the Share will be treated as proceeds of disposition of the Share for purposes of computing any capital gain or capital loss arising on the disposition of the Share. The

Individual Resident Shareholder will realize a capital loss (or capital gain) as a result of such disposition equal to the amount by which the Individual Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Individual Resident Shareholder of such Share. Under the Tax Act, one-half of any capital loss (or capital gain) realized by an Individual Resident Shareholder represents an allowable capital loss (or taxable capital gain, as the case may be). A taxable capital gain must be included in the Individual Resident Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any allowable capital losses in excess of such taxable capital gains may generally be applied to reduce taxable capital gains realized by the Individual Resident Shareholder in the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances specified in the Tax Act in this regard.

An Individual Resident Shareholder (other than a trust) that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” or “stop loss” rules set out in the Tax Act. In general, these rules apply where the Individual Resident Shareholder or a person affiliated with the Individual Resident Shareholder has acquired Shares in the period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer, and such acquired Shares are owned by such Individual Resident Shareholder or by a person affiliated with such Individual Resident Shareholder at the end of such period. Trusts are also subject to “stop-loss” rules that apply in circumstances similar to those described above. Shareholders are urged to consult with their own tax advisors with respect to the application of the “superficial loss” rules and “stop-loss” rules having regard to their own circumstances.

If the Shareholder is a trust of which a corporation is a beneficiary, the amount of any such capital loss will be reduced by the amount of dividends received or deemed to have been received on the Share (including any dividends deemed to be received as a result of the sale of the Share to Agrium under the Offer) to the extent and under the circumstances specified in the Tax Act. Similar rules will apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of a Share pursuant to the Offer.

Individual Resident Shareholders (excluding certain trusts) who realize a capital gain as a result of a sale of Shares under the Offer may be subject to “alternative minimum tax” under the Tax Act, and should consult their own tax advisors in this regard.

Corporate Shareholders Resident in Canada

A Shareholder that is a corporation resident in Canada and that sells a Share to Agrium pursuant to the Offer (“Corporate Resident Shareholder”) will (subject to the potential application of subsection 55(2) of the Tax Act as described below) be deemed to receive a taxable dividend equal to the excess of the amount paid by Agrium for the Share over the paid-up capital of the Share for purposes of the Tax Act. Agrium estimates that on the Expiration Date the paid-up capital per Share will be equal to approximately Cdn$15.91 for purposes of the Tax Act.

In the case of a Corporate Resident Shareholder, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder’s income as a dividend and ordinarily will be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay a refundable tax under Part IV of the Tax Act equal to 33 1/3% of the amount of the deemed dividend. Corporate Shareholders should consult their own tax advisors for specific advice with respect to the possible application of these provisions.

Under subsection 55(2) of the Tax Act, a Corporate Resident Shareholder may be required to treat all or a portion of a deemed dividend that would be deductible in computing taxable income as proceeds of disposition and not as a dividend. Generally, subsection 55(2) will apply to recharacterize the deemed dividend arising on the disposition of a Share under the Offer as proceeds of disposition if the result of the deemed dividend is to effect a significant reduction in the portion of the capital gain that would otherwise have been realized on a disposition of the Share at fair market value. However, subsection 55(2) of the Tax Act does not apply to the portion (if any) of the dividend that is subject to tax under Part IV of the Tax Act where that tax is not refunded under the circumstances specified in subsection 55(2). Corporate Resident Shareholders should consult their own tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act.

The difference between the amount paid by Agrium for a particular Share and the amount deemed to be received by a Corporate Resident Shareholder as a dividend in respect of the Share (after application of subsection 55(2) of the

Tax Act), will be treated as proceeds of disposition of the Share for purposes of computing any capital gain or capital loss arising on the disposition of the Share. The Corporate Resident Shareholder will realize a capital loss (or capital gain) as a result of such disposition equal to the amount by which the Corporate Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Corporate Resident Shareholder of such Share. Under the Tax Act, one-half of any capital loss (or capital gain) realized by a Corporate Resident Shareholder represents an allowable capital loss (or taxable capital gain, as the case may be). A taxable capital gain must be included in computing the Corporate Resident Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any allowable capital losses in excess of such taxable capital gains may generally be applied to reduce taxable capital gains realized by the Corporate Resident Shareholder in the three preceding taxation years and in any subsequent taxation year to the extent and under circumstances specified in the Tax Act in this regard.

The amount of any such capital loss realized by a Corporate Resident Shareholder will be reduced by the amount of the dividend deemed to be received as a result of the sale of the Share to Agrium under the Offer and to the extent and in the circumstances specified in the Tax Act, any other dividends received or deemed to have been received on the Share. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of a Share pursuant to the Offer, and where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of a Share pursuant to the Offer.

A Corporate Resident Shareholder that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” or “stop-loss” rules set out in the Tax Act. In general, these rules apply where the Corporate Resident Shareholder or a person affiliated with the Corporate Resident Shareholder has acquired Shares in the period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer, and such acquired Shares are owned by such Corporate Resident Shareholder or by a person affiliated with such Corporate Resident Shareholder at the end of such period. If these rules apply, the capital loss realized will be suspended and the amount of such loss may be utilized only as allowed under the Tax Act. Corporate Resident Shareholders are urged to consult their own tax advisors with respect to the application of the “stop-loss” rules having regard to their own circumstances.

A Shareholder that is a Canadian-controlled private corporation (as defined in the Tax Act) throughout the year may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

Shareholders Not Resident in Canada

This portion of the summary applies to a Shareholder who, for purposes of the Tax Act, and at all relevant times (i) is neither resident nor deemed to be resident in Canada, (ii) does not use or hold Shares in connection with carrying on a business in Canada, (iii) has not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of Agrium at any time within the 60 months preceding the sale of the Shares under the Offer and whose Shares are not otherwise deemed to be taxable Canadian property, (iv) deals at arm’s length with Agrium, and (v) in the case of a Shareholder that carries on an insurance business in Canada and elsewhere, establishes that the Shares are not “designated insurance property” as defined in the Tax Act (a “Non-Canadian Holder”).

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of a Share pursuant to the Offer.

If a Share of a Non-Canadian Holder is purchased by Agrium under the Offer, a taxable dividend will be deemed to arise as discussed under “Shareholders Resident in Canada”. Such dividend will be subject to Canadian withholding tax at a rate of 25%, or such lower rate as may be provided under the terms of an applicable international tax treaty between Canada and the Non-Canadian Holder’s jurisdiction of residence. Under the Canada-United States Income Tax Convention (1980) as amended (the “U.S. Convention”) the rate of withholding tax applicable to a deemed dividend received by a Shareholder resident in the United States for purposes of the U.S. Convention and entitled to the benefits of the U.S. Convention in respect of such dividend generally will be reduced to 15%. Non-Canadian Holders are urged to consult their own tax advisers to determine their entitlement to relief under the U.S. Convention, or any other applicable income tax treaty, based on their particular circumstances.

IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED ABOVE ON A SALE OF SHARES PURSUANT TO THE OFFER, AND THE RESULTING CANADIAN WITHHOLDING TAX, SHAREHOLDERS THAT ARE NOT RESIDENT IN CANADA ARE URGED TO CONSULT THEIR OWN ADVISORS REGARDING THE POSSIBILITY OF SELLING SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER.

Certain United States Federal Income Tax Considerations to United States Holders

The following is a general summary of the principal United States federal income tax consequences generally applicable to a beneficial owner of Shares that is a United States Holder (as defined below) and that tenders and sells Shares to Agrium pursuant to the Offer. This summary is based on the current provisions of the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, so as to result in United States federal income tax consequences that are materially different from those discussed below.

The summary applies only to United States Holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code and does not purport to address all aspects of United States federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances. Specifically, the summary does not address the United States federal income tax consequences to certain types of United States Holders subject to special treatment under the Code (including, but not limited to, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons that hold Shares as part of a “wash sale”, persons who acquired Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, United States expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies, holders whose functional currency is not the United States dollar, Non-United States Holders (as defined below), persons that own an interest in a partnership or other pass-through entity that holds Shares, and persons that have owned, or are deemed to have owned, 10% or more of the voting shares of Agrium at any time during the five-year period ending on the date on which Agrium acquires Shares pursuant to the Offer).

This summary does not address the U.S. federal income tax consequences of the conversion or exercise of Options. Holders of Options are urged to seek tax advice from their own tax advisors in this regard.

In addition, this summary does not discuss any aspect of United States state and local tax laws or non-United States tax laws that may be applicable to any Shareholder, or any United States federal tax considerations other than United States federal income tax considerations.

For purposes of this summary, a “United States Holder” is (i) an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons, as defined under Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. A “Non-United States Holder” means any holder of Shares that is not a United States Holder.

The tax treatment of a partner in a partnership, or other entity treated as a partnership for United States federal income tax purposes, will generally depend on the status of the partner and the activities of the partnership. Partnerships tendering Shares and persons holding beneficial interests in Shares through a partnership are urged to consult their own tax advisors.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular United States Holder. United States Holders are urged to consult their own tax advisors as to the specific tax consequences of the Offer to them in light of their particular circumstances, including tax return reporting requirements, the applicability and effect of United States federal, state, local and any non-United States tax laws, and the effect of any proposed changes in applicable tax laws.

In General

A United States Holder’s exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. As discussed below, the United States federal income tax consequences to a United States Holder may vary depending upon the United States Holder’s particular facts and circumstances. In particular, whether the exchange is properly treated as a sale or exchange or a distribution will depend on the facts applicable to a United States Holder’s particular situation. Accordingly, United States Holders should consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

Treatment as a Sale or Exchange

Under Section 302 of the Code, a transfer of Shares to Agrium by a United States Holder pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares only if the receipt of cash upon the sale (a) is “substantially disproportionate” with respect to the United States Holder, (b) results in a “complete redemption” of the United States Holder’s interest in Agrium or (c) is “not essentially equivalent to a dividend” with respect to the United States Holder. These tests (the “Section 302 tests”) are explained more fully below.

If any of the Section 302 tests is satisfied, a tendering United States Holder will recognize gain or loss equal to the difference between the amount realized (generally determined as described below and before any withholding tax) by the United States Holder pursuant to the Offer and the United States Holder’s basis in the Shares sold pursuant to the Offer. Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, the gain or loss will be a capital gain or loss, which will be a long-term capital gain or loss if the Shares have been held for more than one year. Currently, the maximum long-term capital gain rate for non-corporate United States Holders, including individual United States Holders, is 15%. Certain limitations apply to the deductibility of capital losses by United States Holders. A United States Holder holding more than one block of Shares (generally, those acquired at the same cost in a single transaction) can choose the basis and holding period of the stock redeemed by adequately identifying the tendered Shares. Absent such an identification, the Shares earliest acquired by the United States Holder among such United States Holder’s total ownership will be those considered tendered for purposes of determining such Holders basis and holding period. United States Holders holding more than one block of Shares are urged to consult their tax advisors regarding the process to adequately identify tendered Shares.

The amount realized by a United States Holder receiving Canadian dollars for United States federal income tax purposes will depend on such United States Holder’s method of accounting. A United States Holder using the cash method of accounting (a “cash basis United States Holder”) will realize an amount equal to the United States dollar value of such Canadian dollars determined at the spot Canadian dollar/United States dollar rate on the date payment is made to the Depositary. A United States Holder using the accrual method of accounting (an “accrual basis United States Holder”) that does not make the election described below to be treated as a cash basis United States Holder will realize an amount equal to the United States dollar value of the Canadian dollars to which such United States Holder becomes entitled on the date its Shares are accepted for purchase by Agrium, determined at the relevant spot exchange rate in effect on that date. An accrual basis United States Holder may elect to be treated as a cash basis United States Holder for purposes of applying the foreign exchange translation rules described above, in which case the relevant spot exchange rate would be the rate in effect on the date payment is made to the Depositary. Such election must be applied consistently from year to year and may not be revoked without the consent of the IRS. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a United States Holder determines its amount realized for United States federal income tax purposes to the date such payment is converted into United States dollars will be treated as ordinary income or loss.

Treatment as a Distribution

If none of the Section 302 tests is satisfied, the full amount received by the United States Holder with respect to the purchase of Shares pursuant to the Offer will be treated as a distribution by Agrium in respect of such United States Holder’s Shares. Subject to the discussion of the PFIC rules below, this distribution will be treated as a dividend to the United States Holder to the extent of the United States Holder’s share of Agrium’s current and accumulated earnings and profits, if any, as determined under United States federal income tax principles. Such a dividend would be includible in the United States Holder’s gross income as ordinary income. Assuming that Agrium is not a PFIC in the current or prior taxable year and subject to certain requirements, such dividends received by non-corporate United States Holders, including individual United States Holders, are generally taxable as “qualified dividend income” at a maximum tax rate of 15%. To the extent that the amount received by a United States Holder exceeds the United States Holder’s share of Agrium’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the United States Holder’s tax basis in its Shares and the United States Holder’s tax basis in its Shares will be reduced (but not below zero) by such excess. Any remainder will be treated as capital gain from the sale of Shares. No current loss would be recognized. Agrium has not calculated its earnings and profits under United States federal income tax principles and cannot provide United States Holders with such information. Therefore, United States Holders should expect that any distribution by Agrium with respect to the Shares will generally be treated as a dividend.

If, with respect to a United States Holder, the tender and sale of Shares pursuant to the Offer is treated as a distribution by Agrium with respect to such United States Holder’s Shares, such United States Holder’s adjusted tax basis in its remaining Shares generally will be increased by such United States Holder’s adjusted tax basis in the Shares tendered and sold pursuant to the Offer and will be decreased by any portion of such United States Holder’s proceeds from the Offer that are treated as a tax-free return of capital. Any amount received by a corporate United States Holder that is treated as a dividend generally will not be eligible for the dividends received deduction. No assurance can be given that any of the Section 302 tests (discussed below) will be satisfied as to any particular United States Holder, and thus no assurance can be given that any particular United States Holder will not be treated as having received a dividend taxable as ordinary income.

Constructive Ownership of Shares

In determining whether any of the Section 302 tests is satisfied, a United States Holder must take into account not only Shares actually owned by the United States Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a United States Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the United States Holder has an interest or that have an interest in the United States Holder, as well as any Shares the United States Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

The Section 302 Tests

One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution. United States Holders are urged to consult their tax advisors concerning the application of the Section 302 Tests to their particular circumstances.

(a)

“Substantially Disproportionate” Test – The receipt of cash by a United States Holder will have the effect of a “substantially disproportionate” distribution by Agrium with respect to the United States Holder if the percentage of the outstanding voting shares of Agrium actually and constructively owned by the United States Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of Agrium actually and constructively owned by the United States Holder immediately before the exchange (treating Shares purchased by Agrium pursuant to the Offer as outstanding).

(b)

“Complete Redemption” Test – The receipt of cash by a United States Holder will be treated as a complete redemption of a United States Holder’s equity interest in Agrium if either (i) all of the Shares actually and constructively owned by the United States Holder are sold pursuant to the Offer, or (ii) all of the Shares actually owned by the United States Holder are sold pursuant to the Offer and the United States Holder is eligible to waive, and effectively waives, the attribution of all shares of Agrium constructively owned by the United States Holder in accordance with the procedures described in Section 302(c)(2) of the Code.

(c)

“Not Essentially Equivalent to a Dividend” Test – The receipt of cash by a United States Holder will generally be treated as “not essentially equivalent to a dividend” if the United States Holder’s sale of Shares pursuant to the Offer results in a meaningful reduction of the United States Holder’s proportionate interest in Agrium. Whether the receipt of cash by the United States Holder will be treated as not essentially equivalent to a dividend will depend on the United States Holder’s particular facts and circumstances. However, in certain circumstances, in the case of a United States Holder holding a small minority interest in Agrium’s Shares, it is possible that even a small reduction in such interest may be treated as a “meaningful reduction,” and thus may satisfy the “not essentially equivalent to a dividend” test. United States Holders are urged to consult their tax advisors concerning the application of the “not essentially equivalent to a dividend” test to their particular circumstances. The IRS has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will meet this test.

Under certain circumstances, it may be possible for a tendering United States Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the United States Holder but that are not purchased pursuant to the Offer. Correspondingly, a United States Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the United States Holder or by a related party whose Shares are constructively owned by the United States Holder. United States Holders are urged to consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

If the Offer is over-subscribed, Agrium’s purchase of Shares tendered may be prorated. Thus, even if all the Shares actually and constructively owned by a United States Holder are tendered, it is possible that not all of the Shares will be purchased by Agrium, which in turn may affect the United States Holder’s United States federal income tax consequences, in particular, the United States Holder’s ability to satisfy one of the Section 302 tests described above.

Passive Foreign Investment Company

If Agrium is or has been classified as a PFIC during any part of a United States Holder’s holding period of Shares, United States Holders would be subject to a special, adverse tax regime under which the United States federal income tax consequences of the Offer would be significantly different and less favourable than what is described above. Agrium does not believe that it is currently or has been a PFIC for United States federal income tax purposes. However, this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of Agrium’s assets. Therefore, there can be no assurance that Agrium is not a PFIC.

In general, a non-United States corporation will be a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder holds its Shares, either: (i) at least 75% of its gross income for the taxable year is passive income (the “income test”); or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income includes, among other things, dividends, interest, rents or royalties (other than certain rents or royalties derived from the active conduct of trade or business), annuities, and gains from assets that produce passive income. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If Agrium were treated as a PFIC, a United States Holder that did not make a qualified electing fund election, if available, or a mark-to-market election, would be subject to the following special rules with respect to the Offer:

(a)

If a United States Holder’s sale of Shares pursuant to the Offer is treated as a distribution by Agrium which is an “excess distribution,” the amount of the distribution must be allocated ratably to each day of the United States Holder’s holding period. Generally, “excess distributions” are any distributions to the United States Holder in respect of the Shares during a single taxable year that are greater than 125% of the average annual distributions received by the United States Holder in respect of the Shares during the three preceding taxable years or, if shorter, the United States Holder’s holding period for the Shares. The amount allocated to the current taxable year and to any taxable year in the United States Holder’s holding period for the Shares prior to the first year in which Agrium became a PFIC would be taxable as ordinary income. The amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

(b)

If a United States Holder’s sale of Shares pursuant to the Offer is treated as a sale or exchange of the Shares, the entire amount of any gain realized upon the sale will be treated as an “excess distribution” made in the year of sale and as a consequence will be treated as discussed above.

United States Holders are urged to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

Foreign Tax Credit

A U.S. Holder will be subject to Canadian withholding tax on the amounts to be paid to such holder in connection with the Offer. See “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”, above. The amount subject to Canadian withholding tax may be greater than the amount of gain actually recognized by such holder for U.S. federal income tax purposes. The ability of a U.S. Holder to claim a foreign tax credit with respect to any Canadian taxes withheld on amounts received pursuant to the Offer is subject to complex limitations, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In general, for United States foreign tax credit limitation purposes, amounts that are treated as dividends paid by Agrium will be treated as foreign source income, but amounts received by a United States Holder that are treated as capital gains generally will be treated as income from sources within the United States. Gain or loss from exchange rate fluctuations, as described above, will generally be treated as arising from sources within the United States. Accordingly, the ability of a U.S. Holder to obtain a foreign tax credit in respect of such amounts may require that such U.S. Holder make an election pursuant to the U.S. Convention and the Code pursuant to which such gains would be treated as foreign source income for U.S. tax purposes. The application of this election in connection with the Offer is subject to uncertainty.

Even if a U.S. Holder makes such an election, the ability of such holder to obtain a foreign tax credit with respect to Canadian taxes withheld in connection with the Offer will remain subject to a number of complex limitations provided in the Code and Treasury Regulations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividend income with respect to the Offer generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. United States Holders are urged to consult their United States tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer may be subject to information reporting to the IRS. A United States Holder may be subject to backup withholding tax (at a rate of 28%) with respect to payments made to it unless the United States Holder provides an accurate taxpayer identification number and certifies, among other things, that such number is correct. Backup withholding is not an additional tax. The amount of any backup withholding collected will be allowed as a refund or credit against the United States Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

18.	Legal Matters and Regulatory Approvals

Agrium is not aware of any license or regulatory permit that is material to the Corporation’s business that might be adversely affected by the Corporation’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by the Corporation pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Corporation currently contemplates that such approval will be sought or other action will be taken. Agrium cannot predict whether it may determine that it must delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Corporation’s business. The Corporation’s obligations under the Offer to take up and pay for Shares are subject to certain other conditions. See “Offer to Purchase – Conditions of the Offer”.

19.	Source of Funds

The Corporation intends to fund any purchases of Shares pursuant to the Offer from available cash on hand and from cash drawn on existing credit facilities.

Agrium expects that any amount drawn from its credit facilities to fund the purchase of Shares under the Offer will be repaid from a portion of the funds received by Agrium from Glencore as a result of the disposition of the Nitrogen Facility Interest to CF rather than to Agrium, as originally contemplated in the Viterra Acquisition as described under the heading “Issuer Bid Circular – Agrium Inc. – Recent Developments – Nitrogen Facility Interest Disposition”, provided such transaction is completed. In the event that the sale of the Nitrogen Facility Interest is not completed for any reason, the Corporation will repay any amounts drawn on the Corporation’s credit facilities to fund the purchase of Shares under the Offer in due course from operating cash flow or other sources of cash.

The Offer is not conditional upon the receipt of financing or on the completion of the disposition of the Nitrogen Facility Interest. The total amount of funds that can be used in the Offer is Cdn$900,000,000 and will give the Corporation the opportunity to purchase up to 9,473,684 Shares if the Purchase Price is determined to be Cdn$95.00 (being the minimum Purchase Price under the Offer), and up to 8,411,214 Shares if the Purchase Price is determined to be Cdn$107.00 (being the maximum Purchase Price under the Offer.).

20.	Dealer Managers

Morgan Stanley Canada Limited and Morgan Stanley & Co. LLC have been retained by the Corporation to act as dealer managers in connection with the Offer in Canada and the United States, respectively.

21.	Depositary

Agrium has appointed Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company) to act as a depositary for, among other things, (i) the receipt of certificates representing Shares and related Letters of Transmittal tendered under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth under “Offer to Purchase – Procedure for Tendering Shares”, (iii) the receipt from the Corporation of cash to be paid in consideration of the Shares acquired by the Corporation under the Offer, as agent for the tendering Shareholders, and (iv) the transmittal of such cash to the tendering Shareholders, as agent for the tendering Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

22.	Fees and Expenses

The Dealer Managers have been retained by the Corporation to act as dealer managers in connection with the Offer, and Morgan Stanley Canada Limited has provided a liquidity opinion to its Board of Directors. Pursuant to the terms of a dealer manager agreement among the Dealer Managers and Agrium, the Dealer Managers will receive a fee from Agrium for their services, including providing the liquidity opinion, a portion of which is contingent on the completion of the Offer. In addition, Agrium has agreed to indemnify the Dealer Managers for certain liabilities arising out of their engagement in connection with the Offer and has agreed to pay the reasonable expenses of the Dealer Managers in the event the Offer is not completed.

Agrium has retained Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company) to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.

Agrium will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Corporation for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Agrium is expected to incur expenses of approximately Cdn$4,500,000 in connection with the Offer, which includes filing fees, dealer manager fees, legal, accounting, depositary and printing fees.

23.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

September 12, 2012

The Board of Directors of Agrium Inc. has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated September 12, 2012 and the sending, communication or delivery thereof to the holders of its common shares. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Michael M. Wilson” President and Chief Executive Officer	(signed) “Stephen G. Dyer” Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) “Victor J. Zaleschuk” Director	(signed) “John E. Lowe” Director

C-1

CONSENT OF MORGAN STANLEY CANADA LIMITED

To:	The Board of Directors of Agrium Inc.

We consent to the inclusion of our name and the reference to our liquidity opinion dated September 12, 2012 in the section titled “Purpose and Effect of the Offer – Liquidity of Market” in the Issuer Bid Circular dated September 12, 2012 of Agrium Inc. in connection with its offer to the holders of its common shares, and the inclusion of the text of our opinion in Schedule A thereof.

September 12, 2012

(signed) “Morgan Stanley Canada Limited”

C-2

SCHEDULE A

LIQUIDITY OPINION OF MORGAN STANLEY CANADA LIMITED

Morgan Stanley Canada Limited 181 Bay Street Suite 3700 Toronto, Ontario M5J 2T3

September 12, 2012

The Board of Directors

Agrium Inc

13131 Lake Fraser Drive SE

Calgary, AB

T2J 7E8

To the Members of the Board of Directors:

Morgan Stanley Canada Limited (“we”, “us”, “Morgan Stanley” or the “Canadian Dealer Manager”) understands that Agrium Inc. (the “Corporation”) intends to make a substantial issuer bid (the “Substantial Issuer Bid”) to purchase up to Cdn.$900 million of its Common Shares (the “Shares”) by way of a modified Dutch auction for a price which will not be less than Cdn.$95.00 per Share nor more than Cdn.$107.00 per Share. We also understand that the terms and conditions of the Substantial Issuer Bid will be set forth in the Offer to Purchase to be issued by the Corporation along with the accompanying Issuer Bid Circular, Letter of Transmittal and Notice of Guaranteed Delivery (which together constitute the “Offer”).

Morgan Stanley’s Engagement

Pursuant to the Dealer Manager Agreement dated September 12, 2012 (the “Dealer Manager Agreement”) among the Corporation, Morgan Stanley and Morgan Stanley & Co. LLC, the Corporation has engaged Morgan Stanley as its dealer-manager in Canada for the Offer and, in connection therewith, has requested that the Canadian Dealer Manager prepare and deliver a written opinion (the “Opinion”) to the Board of Directors of the Corporation (the “Board”) as to whether (i) a “liquid market” exists for the Shares as of the date hereof, and (ii) whether it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of the Shares that is not materially less liquid than the market that existed at the time of the making of the Offer. The Opinion is being delivered to assist the Board in making its determination that the Offer qualifies for the “liquid market” exemption from the valuation requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As the Canadian Dealer Manager, Morgan Stanley is not independent of the Corporation in connection with the Offer within the meaning of MI 61-101.

The Canadian Dealer Manager will receive a fee from the Corporation for its services that includes providing the Opinion, including a portion that is contingent on the completion of the Offer. It is understood and agreed that this letter and the Opinion is within the scope of the indemnity and exculpation provisions set forth in the Dealer Manager Agreement, subject to the terms and conditions thereof.

Subject to the terms of the Dealer Manager Agreement, the Canadian Dealer Manager consents to the inclusion of the Opinion in its entirety and a summary thereof, in a form reasonably acceptable to the Canadian Dealer Manager, in the Offer to be mailed to the holders of Shares and to the filing thereof, as necessary, by the Corporation with the applicable Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Except as set forth in the foregoing sentence, the Opinion may not be referred to, disseminated, quoted or reproduced in any manner for any other purpose in whole or in part, without the Canadian Dealer Manager’s prior written consent.

Scope of Review

In preparing our Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things, the following:

(i)	a copy of the Offer dated September 12, 2012;

(ii)

certain daily trading activity, volumes, and price history of the Shares on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), as we determined necessary in order to provide the Opinion;

(iii)	certain trading activity and volumes of shares of certain other companies listed and traded on the TSX and NYSE, as we determined necessary in order to provide the Opinion;

(iv)	the number of Shares proposed to be purchased under the Offer relative to the total number of currently outstanding Shares;

(v)	certain other public information with respect to the Corporation;

(vi)	discussions with senior management of the Corporation;

(vii)	the definition of “liquid market” as outlined in MI 61-101 as well as certain other parameters set forth in MI 61-101;

(viii)	certain precedent issuer bids that we considered relevant; and

(ix)	such other information as we considered appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion contained herein as at the date hereof.

Assumptions and Limitations

The Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Corporation and the Shares as at the date hereof. In formulating our Opinion, we have made several other assumptions, including that there shall be no significant change in the holdings of Shares, other than as a result of the Offer. In addition, in formulating our Opinion, we have taken into consideration the liquidity of the Shares, and the expected liquidity of the Shares on completion of the Offer, on TSX and NYSE.

The Canadian Dealer Manager has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations relating to the Corporation and the Shares and obtained by it from public sources, senior management of the Corporation and their consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Opinion expressed herein may be affected by changes in economic, market, financial and other conditions, and information, conditions and prospects, financial and otherwise, of the Corporation and other factors which generally influence the Shares.

We have not prepared a formal valuation of the Corporation or any of its securities or assets for the purposes of the Opinion and the Opinion should not be construed as such.

The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation requirements of MI 61-101 and may not be relied upon for any other purpose or by any other person without the prior written consent of the Canadian Dealer Manager. The Opinion is given as of the date hereof and the Canadian Dealer Manager disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of the Canadian Dealer Manager after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Opinion, the Canadian Dealer Manager reserves the right to change, modify or withdraw the Opinion.

The Canadian Dealer Manager believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of the Opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any shareholder of the Corporation as to whether or not to tender their Shares under the Offer. In addition, for the purpose of the Opinion we are not expressing any view or opinion as to the value of the Shares, or the prices at which such shares will trade after the completion of the Offer.

For the purposes of the Opinion, the phrase “liquid market” has the meaning ascribed in MI 61-101.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as at the date hereof that: (i) a “liquid market” exists for the Shares as of the date hereof and (ii) it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer.

Yours very truly,

(signed) “Morgan Stanley Canada Limited”

Morgan Stanley Canada Limited

The Letter of Transmittal, certificates for Shares and any other required documents must be sent or delivered by each tendering Shareholder or the tendering Shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.

Offices of the Depositary, Canadian Stock Transfer Company Inc.,

Administration Agent for CIBC Mellon Trust Company

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

Attention: Corporate Restructures

By Hand, Registered Mail or by Courier

320 Bay Street

Basement Level (B1)

Toronto, ON M5H 4A6

Attention: Corporate Restructures

Telephone: (416) 682-3860

Toll Free: 1-800-387-0825

E-Mail: inquiries@canstockta.com

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above. Shareholders also may contact their broker, commercial bank, trust company or other nominee for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.

The Dealer Managers for the Offer are:

In Canada Morgan Stanley Canada Limited 181 Bay Street, Suite 3700 Toronto, ON M5J 2T3	In the United States: Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036

North American Toll Free Number: 1-888-726-2634

LETTER OF TRANSMITTAL

To Tender Common Shares

of

AGRIUM INC.

Pursuant to the Offer to Purchase Dated September 12, 2012

THE OFFER EXPIRES AT 5:00 P.M. (EASTERN TIME) ON OCTOBER 19, 2012,

UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

Offices of the Depositary, Canadian Stock Transfer Company Inc.,

as Administrative Agent for CIBC Mellon Trust Company as depositary, for this Offer:

By Mail or Registered Mail	By Hand or Courier

Canadian Stock Transfer Company Inc. P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	Canadian Stock Transfer Company Inc. 320 Bay Street Basement Level (B1) Toronto, ON M5H 4A6 Attention: Corporate Restructures

For Information Telephone: (416) 682-3860 Toll Free: 1-800-387-0825 Facsimile: (514) 985-8853 Email: inquiries@canstockta.com

This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it.

TO:	Agrium Inc. (the “Corporation”)

AND TO:	Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company), as depositary (the “Depositary”)

The undersigned delivers to the Corporation the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer to Purchase dated September 12, 2012 (together with any amendments, supplements or variations thereto, the “Offer to Purchase”) regarding withdrawal, irrevocably accepts the Offer (as defined below) for such Shares upon the terms and conditions contained in the Offer to Purchase and Circular. The following are the details of the enclosed certificate(s):

DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
Certificate Number	Name in which Certificate is Registered	Number of Shares Represented by Certificate	Number of Shares Deposited*

Total
*

If you desire to tender fewer than all Shares evidenced by any share certificates listed above, indicate in this column the number of Shares you wish to tender. Otherwise, all Shares evidenced by such share certificates will be considered to have been tendered. See Instruction 4 in this Letter of Transmittal.

Delivery of this instrument to an address other than those shown above does not constitute a valid delivery.

The Instructions set forth in this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

The undersigned hereby tenders to the Corporation the common shares of the Corporation (the “Shares”) at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase), as specified below, payable in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and the Circular, constitute the “Offer”).

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer to Purchase, the terms of the Offer to Purchase shall prevail.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares tendered pursuant to the Offer. Shareholders of Agrium (“Shareholders”) whose certificates are not immediately available or who cannot deliver to the Depositary their certificates for Shares and all other documents which this Letter of Transmittal requires by the Expiration Date (as defined in the Offer to Purchase) may only tender their Shares according to the guaranteed delivery procedure set forth under the title “Procedure for Tendering Shares” of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal. A Shareholder who wishes to tender Shares under the Offer and whose certificate is registered in the name of an investment dealer, broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Shares under the Offer.

Shareholders should carefully consider the income tax consequences of tendering Shares under the Offer. For some Shareholders, the tax treatment of selling Shares to the Corporation under the Offer may be materially different from the tax treatment of selling Shares in the market. See “Income Tax Consequences” in the Circular that accompanies this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the Shares tendered hereby, pursuant to an Auction Tender (as defined in the Offer to Purchase) or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Corporation all rights, title and interest in and to all Shares tendered hereby, and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of the Corporation and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer, and hereby irrevocably constitutes and appoints the Depositary and any officer of the Corporation as attorney-in-fact of the undersigned with respect to such Shares, effective from the time the Corporation takes up and pays for such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)

deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Corporation upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as hereinafter defined);

(b)	present certificates for such Shares for cancellation and transfer on the Corporation’s books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a)

the undersigned understands that tendering Shares under any one of the procedures described in the Offer to Purchase and the Instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation that (i) the undersigned has a “net long position” in Shares being tendered or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4

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under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of Shares complies with Rule 14e-4 under the Exchange Act.

(b)

when and to the extent the Corporation accepts the Shares for payment, the Corporation will acquire good, marketable, and unencumbered title thereto, free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(c)

on request, the undersigned will execute and deliver any additional documents that the Depositary or the Corporation deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares tendered hereby; and

(d)	the undersigned has read and agrees to all of the terms of the Offer.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares tendered hereby. The certificates representing Shares tendered and the number of Shares that the undersigned wishes to tender should all be indicated in the appropriate boxes. If the tender is being made pursuant to an Auction Tender, the purchase price at which such Shares are being tendered should be indicated in Box B – “Auction Tender”.

The undersigned understands that he or she must indicate whether the Shares are being tendered pursuant to an Auction Tender or a Purchase Price Tender by completing Box A – “Type of Tender”. All Shares tendered by a Shareholder and which have not been withdrawn, who fails to specify any Auction Tender price for his or her Shares or fails to indicate that he or she has tendered his or her Shares pursuant to the Purchase Price Tender will be considered to have tendered his or her Shares pursuant to the Purchase Price Tender.

The undersigned understands that the Corporation will determine a single price per Share (the “Purchase Price”), which will not be less than Cdn$95.00 per Share or more than Cdn$107.00 per Share, that is the lowest price that enables it to purchase the maximum number of Shares properly tendered and not withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding Cdn$900,000,000. If the Purchase Price is determined to be Cdn$95.00 (which is the minimum Purchase Price under the Offer), the maximum number of Shares that may be purchased by the Corporation is 9,473,684 Shares. For the purpose of determining the Purchase Price, Shares tendered pursuant to a Purchase Tender will be considered to have been tendered at Cdn$95.00 per Share (which is the minimum Purchase Price under the Offer). Shares tendered pursuant to an Auction Tender will not be purchased by the Corporation pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price. A Shareholder who wishes to tender Shares but who does not wish to specify a price at which such Shares may be purchased by the Corporation should make a Purchase Price Tender. Shareholders who tender Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The undersigned understands that, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described in the Offer), all Shares properly tendered and not properly withdrawn pursuant to an Auction Tender at prices at or below the Purchase Price and pursuant to Purchase Price Tenders will be purchased at the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased. Certificates for all Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration), or properly withdrawn, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder. The undersigned understands that a Shareholder who desires to tender Shares at more than one price or under both an Auction Tender and a Purchase Price Tender must complete a separate Letter of Transmittal for each price at which Shares are tendered.

The undersigned understands that if the aggregate Purchase Price for the Shares properly tendered pursuant to the Offer by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Tendered Shares”) by Shareholders (the “Successful Shareholders”) exceeds Cdn$900,000,000, then the Successfully Tendered Shares will be purchased on a pro rata basis according to the number of Shares tendered (or deemed to be tendered) by the Successful Shareholders (with adjustments to avoid the purchase of fractional Shares), except that “Odd Lot” tenders will

3

not be subject to pro-ration. See “Offer to Purchase – Number of Shares and Pro-Ration”. The Corporation’s determination as to pro-ration shall be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Corporation may terminate or amend the Offer or may not be required to purchase any of the Shares tendered hereby or may accept for payment, in accordance with the applicable pro-ration provisions relating to Shares tendered, fewer than all of the Shares tendered hereby. The undersigned understands and acknowledges that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated in Box E, unless otherwise indicated under Box F below. The undersigned recognizes that the Corporation has no obligation, pursuant to the Payment Instructions, to transfer any certificates for Shares from the name of the registered owner.

The undersigned understands and acknowledges that acceptance of Shares by the Corporation for payment will constitute a binding agreement between the undersigned and the Corporation, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

The undersigned understands and acknowledges that payment for Shares accepted for payment pursuant to the Offer will be made by the Corporation by tendering the aggregate Purchase Price for such Shares with the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for Shareholders who have properly tendered Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Corporation and transmitting payment to such Shareholders. The undersigned further understands and acknowledges that receipt by the Depositary from the Corporation of payment for such Shares will be deemed to constitute receipt of payment by such Shareholders. Under no circumstances will interest be paid by the Corporation or the Depositary by reason of any delay in paying for any Shares or otherwise.

The undersigned instructs the Corporation and the Depositary to issue the cheque for the Purchase Price for such of the tendered Shares as are purchased to the order of the undersigned or the name listed and mailed to the address indicated in Box E, unless otherwise indicated under Box F below, or Box H – “Hold for Pick-Up”. Such payment will be received in Canadian dollars.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box L – “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee.

The undersigned agrees not to vote any of the tendered Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such tendered Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Corporation, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Corporation, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to the Corporation, in respect of any such tendered Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Corporation as the proxyholder of the undersigned in respect of such tendered Shares or distributions consisting of securities.

4

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shares are being tendered hereby pursuant to:
M An Auction Tender (Please complete Box B)	M A Purchase Price Tender (Please complete Box C)

BOX B AUCTION TENDER PRICE (IN CDN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
This box MUST be completed if Shares are being tendered pursuant to an Auction Tender. Check the appropriate box to indicate the Auction Tender price.
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender.
If portions of shareholdings are being tendered at different prices, use a separate Letter of Transmittal for each price specified. See Instruction 5.
M Cdn$95.00	M Cdn$99.00	M Cdn$103.00
M Cdn$95.25	M Cdn$99.25	M Cdn$103.25
M Cdn$95.50	M Cdn$99.50	M Cdn$103.50
M Cdn$95.75	M Cdn$99.75	M Cdn$103.75
M Cdn$96.00	M Cdn$100.00	M Cdn$104.00
M Cdn$96.25	M Cdn$100.25	M Cdn$104.25
M Cdn$96.50	M Cdn$100.50	M Cdn$104.50
M Cdn$96.75	M Cdn$100.75	M Cdn$104.75
M Cdn$97.00	M Cdn$101.00	M Cdn$105.00
M Cdn$97.25	M Cdn$101.25	M Cdn$105.25
M Cdn$97.50	M Cdn$101.50	M Cdn$105.50
M Cdn$97.75	M Cdn$101.75	M Cdn$105.75
M Cdn$98.00	M Cdn$102.00	M Cdn$106.00
M Cdn$98.25	M Cdn$102.25	M Cdn$106.25
M Cdn$98.50	M Cdn$102.50	M Cdn$106.50
M Cdn$98.75	M Cdn$102.75	M Cdn$106.75
M Cdn$107.00

5

BOX C PURCHASE PRICE TENDER
This box MUST be completed if Shares are being tendered pursuant to a Purchase Price Tender.
The undersigned either (check one):
M is tendering Shares beneficially owned by the undersigned;
M is a broker, dealer, bank, trust company or other nominee that is tendering, for the beneficial owners thereof, Shares with respect to which it is the owner of record (list attached).

BOX D ODD LOTS (See Instruction 6)
To be completed ONLY if Shares are being tendered by or on behalf of persons beneficially owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
M will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered, or

M       is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

6

BOX E ISSUE CHEQUE AND/OR CERTIFICATE(S) IN THE NAME OF: (please print)
(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code) (Social Insurance or Social Security Number)

BOX F SEND CHEQUE AND/OR CERTIFICATE(S) (Unless Box “H” is checked) To:
(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code)

BOX G JURISDICTION OF RESIDENCE (Please check the appropriate box)
I/we hereby declare that the registered holder(s) of the certificates tendered hereunder:
M IS/ARE
M IS NOT/ARE NOT resident(s) of Canada.

BOX H HOLD FOR PICK-UP
M Hold certificates for Shares and/or cheques for pick-up.

BOX I
M Check here if certificates for tendered Shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s)

Date of Execution of Notice of Guaranteed Delivery

Name of Eligible Institution Which Guaranteed Delivery

7

BOX J

SHAREHOLDER(S) SIGN HERE

(See Instructions 1 and 7)

Must be duly executed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter to Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth the full title.

Authorized Signature(s)
(Shareholder(s) or Legal Representative)

(Include Postal Code or Zip Code)
(Shareholder(s) or Legal Representative)

Name(s)

Capacity

Address

Area Code and Telephone Number

TIN; SSN; SIN

U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No. and complete Substitute Form W-9; Canadian Shareholders must provide their Social Insurance No.

Date:

BOX K

SIGNATURE GUARANTEE

(See Instructions 1 and 7)

Authorized Signature(s)
(Guarantor)

Name

Title

Firm

Address

(Include Postal Code or Zip Code)

Area Code and Telephone Number

Email Address

Date:

BOX L

LOST, STOLEN OR DESTROYED

CERTIFICATES

To be completed ONLY if certificates representing Shares being tendered have been lost, stolen or destroyed.

The undersigned has either (check one):

M	lost his or her certificate(s) representing Shares;

M	had his or her certificate(s) representing Shares stolen; or

M	had his or her certificate(s) representing Shares destroyed.

If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box L, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

8

INSTRUCTIONS

Forming Part of the Terms of the Offer

1.	Signature Guarantees.

No guarantee of a signature is required if either:

(a)

this Letter of Transmittal is duly executed by the registered holder of the Shares tendered with this Letter of Transmittal exactly as the name of the registered holder appears on the share certificate tendered herewith, and payment and delivery are to be made directly to such registered holder pursuant to the information provided in Box E above; or

(b)

such Shares are tendered for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box K – “Signature Guarantee”. See Instruction 7 in this Letter of Transmittal.

2.	Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.

Certificates for all physically tendered Shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date, may only tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or an executed facsimile thereof) by the Corporation through the Depositary (indicating the type of tender and, in the case of an Auction Tender, the price at which Shares are being tendered) to the Depositary by the Expiration Date, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Circular under “Procedure for Tendering Shares – Guaranteed Delivery”. Pursuant to such guaranteed delivery procedure, the certificates for all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), relating to such Shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Toronto (Ontario) office of the Depositary before 5:00 p.m. (Eastern time) on or before the third trading day on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto (Ontario) office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

Notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy

8

thereof) relating to such Shares, with signatures that are guaranteed if so required, and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently tendered.

The method of delivery of all documents, including certificates for Shares, is at the election and risk of the tendering Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended, and it is suggested that mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.

The Corporation will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent tenders except as specifically permitted by the Circular. All tendering Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their tender.

3.	Inadequate Space.

If the space provided in the Box captioned “Description of Shares Tendered” is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.	Partial Tenders and Unpurchased Shares.

If fewer than all of the Shares evidenced by any certificate are to be tendered, fill in the number of Shares which are to be tendered in the box entitled “Number of Shares Tendered”. In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the address indicated in Box E, unless otherwise indicated under Box F on this Letter of Transmittal, promptly after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

5.	Indication of Type of Tender; Indication of Price at Which Shares are being Tendered.

(a)

To tender Shares, the Shareholder must complete Box A –”Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is tendering Shares pursuant to an Auction Tender (Box B) or a Purchase Price Tender (Box C). Only one box may be checked. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. The same Shares cannot be tendered, unless previously properly withdrawn as provided in the Offer to Purchase, pursuant to both an Auction Tender and a Purchase Price Tender or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to tender Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, a Notice of Guaranteed Delivery for each lot which the Shareholder is tendering.

(b)

For Shares to be properly tendered pursuant to an Auction Tender, the Shareholder must complete Box B – “Auction Tender Price (in Cdn Dollars) per Share at Which Shares Are Being Tendered” on this Letter of Transmittal indicating the price per Share (in increments of Cdn$0.25 per Share) at which he or she is tendering Shares. A Shareholder wishing to tender portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered pursuant to Auction Tenders (unless previously

9

withdrawn as provided in the Offer to Purchase under “Withdrawal Rights”) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender.

6.	Odd Lots.

As described in the Offer to Purchase under “Number of Shares and Pro-ration”, if the Corporation is to purchase less than all Shares tendered by the Expiration Date, the Shares purchased first will consist of all Shares so tendered by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who tenders all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box D –”Odd Lots” is completed.

7.	Signatures on Letter of Transmittal, Stock Power and Endorsements.

(a)

If Box J in this Letter of Transmittal is signed by the registered owner(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

(b)	If the Shares are registered in the names of the two or more joint owners, each such owner must sign in Box J in this Letter of Transmittal.

(c)

If any tendered Shared are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d)

When this Letter of Transmittal is duly executed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not tendered by the undersigned or not purchased by the Corporation, are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner of the certificate(s) listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

(e)

If this Letter of Transmittal or any certificates or stock powers are duly executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or any other legal representative acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Corporation or the Depositary of their authority to so act.

8.	Payment and Delivery Instruction.

The signatory of this Letter of Transmittal must identify to whom a cheque and/or certificates should be issued by completing Box E. Such cheque and/or certificates will be sent to the address indicated in Box F, unless a cheque evidencing payment for Shares tendered is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, in which case Box H –”Hold for Pick-Up” on this Letter of Transmittal must be completed.

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9.	Irregularities.

All questions as to the number of Shares to be taken up, the price to be paid therefore, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, will be determined by the Corporation, in its sole discretion, acting reasonably, which determination will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law. The Corporation reserves the absolute right to reject any or all tenders of Shares determined by it in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and in the Offer or the acceptance for payment of, or payment for, which may, in the opinion of the Corporation’s counsel, be unlawful. The Corporation also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary, the Dealer Managers nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice. Corporation’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

10.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance may be directed to the Depositary at the addresses and telephone and facsimile numbers set forth herein or to the Dealer Managers at the addresses and telephone number set forth on the back cover of the Offer to Purchase and Circular. Additional copies of the Offer to Purchase, the Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary or from your local broker, dealer, commercial bank, or trust company.

11.	Internal Revenue Service Form W-9.

Each Shareholder tendering Shares to the Depositary (and, if applicable, the other person designated in Box F above to be issued any cheques) that is a U.S. person within the meaning of the United States Internal Revenue Code of 1986, as amended (a “U.S. Shareholder”) is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”), which is generally the Shareholder’s social security number or federal employer identification number, together with certain other information, on Internal Revenue Service (“IRS”) Form W-9. IRS Form W-9 and instructions are provided below. Failure to provide the information on IRS Form W-9 may subject the tendering Shareholder to a US$50 or greater penalty and/or backup withholding imposed by the IRS. For information respecting Canadian withholding tax on payments to non-residents of Canada, refer to the Circular under “Income Tax Consequences”. U.S Shareholders should also see “Important U.S. Tax Information for U.S. Shareholders” below.

12.	Governing Law.

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IMPORTANT: This Letter of Transmittal or a manually signed photocopy of it (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary on or before the Expiration Date.

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PRIVACY NOTICE

Canadian Stock Transfer Company Inc. (Canadian Stock Transfer Company Inc. acts as the Administration Agent of CIBC Mellon Trust Company) is committed to protecting your personal information. In the course of providing services to you and its corporate clients, it receives non-public personal information about you – from transactions it performs for you, forms you send it, other communications it has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. It uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. It has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at www.canstockta.com, or by writing the Depositary at P.O. Box 1, 320 Bay Street, Toronto, Ontario M5H 4A6, Attention: CST Privacy Officer. Canadian Stock Transfer Company Inc. will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder tendering Shares must, unless an exemption applies, provide the Depositary with such Shareholder’s TIN, certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal. If a Shareholder does not timely provide such Shareholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty of US$50 on such Shareholder and payment to such Shareholder pursuant to the Offer may be subject to backup withholding currently at a rate of 28%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Corporation and the Depositary).

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained from the IRS by the Shareholder by making a timely filing with the IRS.

The tendering Shareholder is required to give the Depositary the TIN of the record holder of the Shares. If the Shares are held in more than one name or are not registered in the name of the actual owner, consult the “Part II. Certification” in the enclosed instructions to IRS Form W-9 for additional guidance on which number to report. Certain Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should indicate their exempt status on the IRS Form W-9. See the enclosed IRS Form W-9 and instructions for more information. Shareholders are urged to consult their tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

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Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
Check appropriate box for federal tax classification:
	☐ Individual/sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate		☐	Exempt payee
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ☐ Other (see instructions) ▶
Address (number, street, and apt. or suite no.)
	City, state, and ZIP code	Requester’s name and address (optional)
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

	–	–

Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011)	Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

— The U.S. owner of a disregarded entity and not the entity,

— The U.S. grantor or other owner of a grantor trust and not the trust, and

— The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011)	Page 3

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011)	Page 4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor *
For this type of account:		Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*	Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Tender of Common Shares of

AGRIUM INC.

Pursuant to the Offer to Purchase Dated September 12, 2012

THE OFFER EXPIRES AT 5:00 P.M. (EASTERN TIME) ON OCTOBER 19, 2012,

UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

As set forth in the Offer to Purchase (as defined below), this Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to tender Common Shares (the “Shares”) of Agrium Inc. (the “Corporation”) pursuant to the Offer (as defined below) if certificates for these Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal (as defined below) to reach Canadian Stock Transfer Company Inc. acting as the Administration Agent for CIBC Mellon Trust Company, as depositary (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase). This Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the office of the Depositary set forth below.

TO:	Agrium Inc. (the “Corporation”)

AND	TO: Canadian Stock Transfer Company Inc. (as the Administration Agent for CIBC Mellon Trust Company)

Canadian Stock Transfer Company Inc. as the Administration Agent for CIBC Mellon Trust Company

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

Attention: Corporate Restructures

By Hand, Registered Mail or by Courier

320 Bay Street

Basement Level (B1)

Toronto, ON M5H 4A6

Attention: Corporate Restructures

For Information

Telephone: (416) 682-3860

Facsimile: (514) 985-8853

Toll Free: 1-800-387-0825

E-Mail: inquiries@canstockta.com

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery to a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined below), such signature must appear in Box K – Signature Guarantee in the Letter of Transmittal.

The undersigned hereby tenders to Agrium Inc., upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2012 (the “Offer to Purchase”), the accompanying issuer bid circular (the “Circular”) included therein, the related letter of transmittal (the “Letter of Transmittal”) and this notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (which together constitute the “Offer”), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure set forth in the Circular under “Procedure for Tendering Shares”.

Number of Shares:

Certificate Nos. (if available):

Signature(s):

(Sign Here)

Dated:

Name(s) of Registered Holder:

(Please type or print)

Address:

(Postal Code or Zip Code)

Area Code and Telephone No.:

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Eligible Institution which completes this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period show herein. Failure to do so could result in a financial loss to such Eligible Institution.

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule I chartered bank, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP), guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 p.m., Eastern time, on the third Trading Day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange and the New York Stock Exchange.

Number of Firm:

Address of Firm:

(Postal Code or Zip Code)

Area Code and Telephone No.:

Authorized Signature:

Name:

(Please type or print)

Title:

Dated:

BOX A

TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shares are being tendered hereby pursuant to:

M	An Auction Tender (Please complete Box B)
M	A Purchase Price Tender (Please complete Box C)

BOX B

AUCTION TENDER

PRICE (IN CDN DOLLARS) PER SHARE

AT WHICH SHARES ARE BEING

TENDERED

This box MUST be completed if Shares are being tendered pursuant to an Auction Tender.

Check the appropriate box to indicate the Auction Tender price.

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender.

M Cdn$95.00	M Cdn$	99.00	M Cdn$	103.00

M Cdn$95.25	M Cdn$	99.25	M Cdn$	103.25

M Cdn$95.50	M Cdn$	99.50	M Cdn$	103.50

M Cdn$95.75	M Cdn$	99.75	M Cdn$	103.75

M Cdn$96.00	M Cdn$	100.00	M Cdn$	104.00

M Cdn$96.25	M Cdn$	100.25	M Cdn$	104.25

M Cdn$96.50	M Cdn$	100.50	M Cdn$	104.50

M Cdn$96.75	M Cdn$	100.75	M Cdn$	104.75

M Cdn$97.00	M Cdn$	101.00	M Cdn$	105.00

M Cdn$97.25	M Cdn$	101.25	M Cdn$	105.25

M Cdn$97.50	M Cdn$	101.50	M Cdn$	105.50

M Cdn$97.75	M Cdn$	101.75	M Cdn$	105.75

M Cdn$98.00	M Cdn$	102.00	M Cdn$	106.00

M Cdn$98.25	M Cdn$	102.25	M Cdn$	106.25

M Cdn$98.50	M Cdn$	102.50	M Cdn$	106.50

M Cdn$98.75	M Cdn$	102.75	M Cdn$	106.75

			M Cdn$	107.00

BOX C

PURCHASE PRICE TENDER

This box MUST be completed if Shares are being tendered pursuant to a Purchase Price Tender.

The undersigned either (check one):

M	is tendering Shares beneficially owned by the undersigned;

M	is a broker, dealer, bank, trust company or other nominee that is tendering, for the beneficial owners thereof, Shares with respect to which it is the owner of record (list attached).

BOX D

ODD LOTS

To be completed ONLY if Shares are being tendered by or on behalf of persons beneficially owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

M	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered, or

M

is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

    (a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

    (b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

    (a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ STEPHEN G. DYER
Name: Stephen G. Dyer Title: Executive Vice President & Chief Financial Officer

Date: September 12, 2012